FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	March 31, 2009	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN APPRECIATION ON THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56
4 - NIRE (Corporate Registry ID) 35.300.089.901

01.02 - HEADQUARTERS

1 - ADDRESS AV BRIGADEIRO LUIS ANTONIO, 3142			2 - DISTRICT JARDIM PAULISTA
3 - ZIP CODE 01402-901	4 - CITY SÃO PAULO			5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 3886-0421	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 3884-2677	13 - FAX -	14 - FAX -
15 - E-MAIL gpa.ri@grupopaodeacucar.com.br

01.03 - INVESTORS RELATIONS OFFICER (Company Mailing Address)

1- NAME DANIELA SABBAG
2 - ADDRESS AVENIDA BRIGADEIRO LUIS ANTONIO, 3142			3 - DISTRICT JARDIM PAULISTA
4 - ZIP CODE 01402-901	5 - CITY SÃO PAULO			6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 3886-0421	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 - FAX 3884-2677	14 - FAX -	15 - FAX -
15 - E-MAIL gpa.ri@grupopaodeacucar.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2009	12/31/2009	1	1/1/2009	3/31/2009	4	1/10/2008	12/31/2008
09 - INDEPENDENT AUDITOR ERNST & YOUNG AUDITORES INDEPENDENTES S.S.					10 - CVM CODE 00471-5
11. TECHNICIAN IN CHARGE SERGIO CITERONI					12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S ID) 042.300.688-67

01.05 – CAPITAL STOCK

Number of Shares (in thousands)	1 – CURRENT QUARTER 3/31/2009	2 – PREVIOUS QUARTER 12/31/2008	3 – SAME QUARTER, PREVIOUS YEAR 3/31/2008
Paid-up Capital
1 - Common	99,680	99,680	99,680
2 - Preferred	135,569	135,569	128,749
3 - Total	235,249	235,249	228,429
Treasury Stock
4 - Common	0	0	0
5 - Preferred	370	0	0
6 - Total	370	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 1190 – Trade (Wholesale and Retail)
5 - MAIN ACTIVITY RETAIL TRADE
6 - CONSOLIDATION TYPE Partial
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME
01	07.170.934/0001-10	DALLAS EMPREEND E PARTICIPAÇÕES LTDA
02	07.145.976/0001-00	VANCOUVER EMPREEND. E PARTICIPAÇÕES LTDA
03	06.950.710/0001-69	BELLAMAR EMPREEND E PARTICIPAÇÕES LTDA
04	07.170.938/0001-07	BRUXELAS EMPREEND E PARTICIPAÇÕES LTDA
05	10.641.453/0001-50	LAKE EMPREEND E PARTICIPAÇÕES LTDA
06	10.641.438/0001-02	MANDALA EMPREEND E PARTICIPAÇÕES S/A
07	10.641.449/0001-92	NERANO EMPREEND E PARTICIPAÇÕES LTDA

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - SHARE PRICE WHEN ISSUED (in reais)

01.10 – INVESTORS RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 3/31/2009	4 – 12/31/2008
1	Total Assets	11,029,598	11,157,668
1.01	Current Assets	3,548,159	3,653,414
1.01.01	Cash and Cash Equivalents	898,333	1,253,727
1.01.01.01	Cash and Banks	40,677	133,026
1.01.01.02	Financial Investments	857,656	1,120,701
1.01.02	Credits	1,256,155	1,270,957
1.01.02.01	Clients	644,342	858,774
1.01.02.02	Sundry Credits	611,813	412,183
1.01.02.02.01	Recoverable Taxes	344,188	292,292
1.01.02.02.02	Deferred Income and Social Contribution Taxes	151,196	46,421
1.01.02.02.03	Prepaid Expenses and Other	116,429	73,470
1.01.03	Inventories	1,393,671	1,128,730
1.01.04	Other	0	0
1.01.04.01	Derivative Financial Instruments	0	0
1.02	Non-current Assets	7,481,439	7,504,254
1.02.01	Long-term Receivables	1,433,805	1,487,522
1.02.01.01	Sundry Credits	826,466	965,425
1.02.01.01.01	Receivables Securitization Fund	93,871	87,380
1.02.01.01.02	Recoverable Taxes	153,974	177,066
1.02.01.01.03	Deferred Income and Social Contribution Taxes	396,549	527,138
1.02.01.01.04	Deposits for Judicial Appeals	167,121	154,896
1.02.01.01.05	Accounts Receivable	11,996	0
1.02.01.01.06	Prepaid Expenses and Other	2,955	18,945
1.02.01.01.07	Derivative Financial Instruments	0	0
1.02.01.02	Credits with Related Parties	607,339	522,097
1.02.01.02.01	In Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	546,815	457,999
1.02.01.02.03	Other Related Parties	60,524	64,098
1.02.01.03	Other	0	0
1.02.02	Permanent Assets	6,047,634	6,016,732
1.02.02.01	Investments	1,481,273	1,463,174
1.02.02.01.01	In Direct/Indirect Associated Companies	0	0
1.02.02.01.02	In Direct/Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	1,481,268	1,463,078
1.02.02.01.04	In Subsidiaries – Goodwill	0	0
1.02.02.01.05	Other Investments	5	96
1.02.02.02	Property and Equipment	4,138,608	4,166,728
1.02.02.03	Intangible Assets	427,753	386,830
1.02.02.04	Deferred Charges	0	0

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 3/31/2009	4 – 12/31/2008
2	Total liabilities	11,029,598	11,157,668
2.01	Current liabilities	2,849,389	2,691,612
2.01.01	Loans and Financing	667,145	285,048
2.01.02	Debentures	6,984	36,861
2.01.03	Suppliers	1,741,281	1,834,286
2.01.04	Taxes, Fees and Contributions	64,500	87,394
2.01.05	Dividends Payable	61,971	61,851
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	14,247	12,279
2.01.08	Other	293,261	373,893
2.01.08.01	Payroll and Social Contributions	133,104	176,717
2.01.08.02	Rentals	19,587	21,902
2.01.08.03	Financing due to Purchase of Assets	45,941	45,747
2.01.08.04	Other Accounts Payable	94,629	129,527
2.02	Noncurrent Liabilities	2,684,221	3,058,340
2.02.01	Long-term Liabilities	2,684,221	3,058,340
2.02.01.01	Loans and Financing	514,857	898,702
2.02.01.02	Debentures	778,079	777,868
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,391,285	1,381,770
2.02.01.06.01	Provision for Contingencies	1,192,796	1,169,755
2.02.01.06.02	Tax Installments	180,264	192,585
2.02.01.06.03	Provision for Capital Deficiency	8,585	8,941
2.02.01.06.04	Other Accounts Payable	9,640	10,489
2.03	Deferred Income	0	0
2.05	Shareholders' Equity	5,495,988	5,407,716
2.05.01	Paid-in Capital	4,439,816	4,450,725
2.05.02	Capital Reserves	578,945	574,622
2.05.02.01	Special Goodwill Reserve	517,331	517,331
2.05.02.02	Recognized Granted Options	61,651	57,291
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.05.04	Profit Reserves	477,227	382,369
2.05.04.01	Legal	146,638	146,638
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profits	0	0
2.05.04.05	Retained Earnings	330,589	235,731

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 3/31/2009	4 – 12/31/2008
2.05.04.06	Special Reserve for Undistributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Assets Valuation Adjustments	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Accumulated Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/Accumulated Losses	0	0
2.05.07	Advance for Future Capital Increase	0	0

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	3 – 1/1/2008 to 3/31/2008	4 - 1/1/2008 to 3/31/2008
3.01	Gross Sales and/or Services	3,636,134	3,636,134	3,440,092	3,440,092
3.02	Gross Revenue Deductions	(455,892)	(455,892)	(534,121)	(534,121)
3.03	Net Sales and/or Services	3,180,242	3,180,242	2,905,971	2,905,971
3.04	Cost of Sales and/or Services Rendered	(2,350,187)	(2,350,187)	(2,129,021)	(2,129,021)
3.05	Gross Profit	830,055	830,055	776,950	776,950
3.06	Operating Income/Expenses	(703,074)	(703,074)	(732,739)	(732,739)
3.06.01	Selling	(481,695)	(481,695)	(478,932)	(478,932)
3.06.02	General and Administrative	(110,159)	(110,159)	(111,577)	(111,577)
3.06.03	Financial	(44,704)	(44,704)	(49,054)	(49,054)
3.06.03.01	Financial Income	61,903	61,903	54,065	54,065
3.06.03.02	Financial Expenses	(106,607)	(106,607)	(103,119)	(103,119)
3.06.04	Other Operating Income	(352)	(352)	(288)	(288)
3.06.04.01	Other Operating Income	0	0	0	0
3.06.04.02	Permanent Assets Income	(352)	(352)	(288)	(288)
3.06.05	Other Operating Expenses	(84,623)	(84,623)	(111,856)	(111,856)
3.06.05.01	Other Operating Expenses	0	0	0	0
3.06.05.02	Depreciation/Amortization	(84,623)	(84,623)	(111,856)	(111,856)
3.06.06	Equity in the earnings of subsidiaries and associated companies	18,459	18,459	18,968	18,968
3.07	Operating Result	126,981	126,981	44,211	44,211
3.08	Non-Operating Result	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Taxation/Profit Sharing	126,981	126,981	44,211	44,211
3.10	Provision for Income Tax and Social Contribution	(3,118)	(3,118)	226	226
3.11	Deferred Income Tax	(25,814)	(25,814)	(8,631)	(8,631)
3.12	Statutory Profit Sharing /Contributions	(3,191)	(3,191)	(2,582)	(2,582)
3.12.01	Profit Sharing	(3,191)	(3,191)	(2,582)	(2,582)

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	3 – 1/1/2008 to 3/31/2008	4 - 1/1/2008 to 3/31/2008
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Income/Loss for the Period	94,858	94,858	33,224	33,224
	No. SHARES, EX-TREASURY (in thousands)	234,879	234,879	228,429	228,429
	EARNINGS PER SHARE (in reais)	0.40386	0.40386	0.14545	0.14545
	LOSS PER SHARE (in reais)

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	3 – 1/1/2008 to 3/31/2008	4 - 1/1/2008 to 3/31/2008
4.01	Net Cash from Operating Activities	(191,500)	(191,500)	(58,422)	(58,422)
4.01.01	Cash Generated in the Operations	246,631	246,631	219,925	219,925
4.01.01.01	Net Income (Loss) for the Period	94,858	94,858	33,224	33,224
4.01.01.02	Deferred Income Tax	25,814	25,814	8,631	8,631
4.01.01.03	Income from Written-Off Permanent Assets	2,092	2,092	296	296
4.01.01.04	Depreciation and Amortization	84,623	84,623	111,856	111,856
4.01.01.05	Interest and Monetary Variation	48,615	48,615	49,614	49,614
4.01.01.06	Equity Accounting	(18,459)	(18,459)	(18,968)	(18,968)
4.01.01.07	Provision for Contingencies	6,963	6,963	28,812	28,812
4.01.01.08	Provision for Write-Offs/ Fixed Assets Losses	(2,198)	(2,198)	587	587
4.01.01.09	Share-Based Payment	4,323	4,323	5,873	5,873
4.01.02	Variation on Assets and Liabilities	(438,131)	(438,132)	(278,347)	(278,347)
4.01.02.02	Accounts Receivable	202,436	202,436	142,475	142,475
4.01.02.03	Inventories	(264,941)	(264,941)	61,294	61,294
4.01.02.04	Recoverable Taxes	(20,354)	(20,354)	23,549	23,549
4.01.02.05	Other Assets	(53,565)	(53,565)	(29,537)	(29,537)
4.01.02.06	Related Parties	(74,286)	(74,286)	29,021	29,021
4.01.02.07	Judicial Deposits	(9,778)	(9,778)	(85,786)	(85,786)
4.01.02.08	Suppliers	(93,005)	(93,005)	(367,771)	(367,771)
4.01.02.09	Payroll and Charges	(43,613)	(43,613)	(6,680)	(6,680)
4.01.02.10	Taxes and Social Contributions Payable	(35,215)	(35,215)	(34,182)	(34,182)
4.01.02.11	Other Accounts Payable	(45,810)	(45,810)	(10,730)	(10,730)
4.01.03	Other	0	0	0	0
4.02	Net Cash from Investment Activities	(71,973)	(71,973)	(95,508)	(95,508)
4.02.01	Capital Increase in Subsidiaries	0	0	(17)	(17)
4.02.02	Acquisition of Fixed Assets	(51,467)	(51,467)	(95,491)	(95,491)
4.02.03	Increase in Intangible Assets	(20,519)	(20,519)	0	0

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	3 – 1/1/2008 to 3/31/2008	4 - 1/1/2008 to 3/31/2008
4.02.04	Sale of Fixed Assets	13	13	0	0
4.02.05	Increase in Deferred Assets	0	0	0	0
4.03	Net Cash from Financing Activities	(91,921)	(91,921)	267,196	267,196
4.03.01	Capital Increase	(10,909)	(10,909)	7,563	7,563
4.03.02	Funding and Refinancing	13,215	13,215	358,947	358,947
4.03.03	Payments	(37,299)	(37,299)	(89,269)	(89,269)
4.03.04	Interest Paid	(56,928)	(56,928)	(10,045)	(10,045)
4.03.05	Increase (Decrease) in Cash and Cash Equivalents	0	0	0	0
4.04	Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Increase (Decrease) in Cash and Cash Equivalents	(355,394)	(355,394)	113,266	113,266
4.05.01	Opening Balance of Cash and Cash Equivalents	1,253,727	1,253,727	750,532	750,532
4.05.02	Closing Balance of Cash and Cash Equivalents	898,333	898,333	863,798	863,798

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 3/31/2009 (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCUMULATED LOSSES	8 –ASSETS VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	4,450,725	574,622	0	382,369	0	0	5,407,716
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	4,450,725	574,622	0	382,369	0	0	5,407,716
5.04	Net Income/Loss for the Period	0	0	0	0	94,858	0	94,858
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	4,323	0	0	0	0	4,323
5.10	Treasury Shares	(10,899)	0	0	0	0	0	(10,899)
5.11	Other Capital Transactions	(10)	0	0	0	0	0	(10)
5.11.01	Share Buyback Cost	(10)	0	0	0	0	0	(10)
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	4,439,816	578,945	0	382,369	94,858	0	5,495,988

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 3/31/2009 (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCUMULATED LOSSES	8 –ASSETS VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	4,450,725	574,622	0	382,369	0	0	5,407,716
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	4,450,725	574,622	0	382,369	0	0	5,407,716
5.04	Net Income/Loss for the Period	0	0	0	0	94,858	0	94,858
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserve	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	4,323	0	0	0	0	4,323
5.10	Treasury Shares	(10,899)	0	0	0	0	0	(10,899)
5.11	Other Capital Transactions	(10)	0	0	0	0	0	(10)
5.11.01	Share Buyback Costs	(10)	0	0	0	0	0	(10)
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	4,439,816	578,945	0	382,369	94,858	0	5,495,988

08.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 3/31/2009	4 – 12/31/2008
1	Total Assets	13,370,249	13,546,193
1.01	Current Assets	5,616,237	5,652,476
1.01.01	Cash and Cash Equivalents	1,232,219	1,625,612
1.01 .01.01	Cash and Banks	149,124	263,910
1.01.01.02	Financial Investments	1,083,095	1,361,702
1.01.02	Credits	2,486,401	2,456,001
1.01.02.01	Clients	1,696,772	1,876,928
1.01 .02.02	Sundry Credits	789,629	579,073
1.01.02.02.01	Recoverable Taxes	378,451	322,368
1.01.02.02.02	Deferred Income and Social Contribution Taxes	205,913	94,358
1.01.02.02.03	Prepaid Expenses and Other	205,265	162,347
1.01.03	Inventories	1,897,617	1,570,863
1.01.04	Other	0	0
1.02	Non-current Assets	7,754,012	7,893,717
1.02.01	Long-term Receivables	2,104,749	2,260,617
1.02.01.01	Sundry Credits	1,835,237	1,984,145
1.02.01.01.01	Recoverable Taxes	261,056	283,861
1.02.01.01.02	Deferred Income and Social Contribution Taxes	896,509	1,035,716
1.02.01.01.03	Deposits for Judicial Appeals	271,120	250,595
1.02.01.01.04	Accounts Receivable	370,367	374,618
1.02.01.01.05	Prepaid Expenses and Other	36,185	39,355
1.02.01.02	Credits with Related Parties	269,512	276,472
1.02.01.02.01	In Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	269,512	276,472
1.02.01.03	Other	0	0
1.02.02	Permanent Assets	5,649,263	5,633,100
1.02.02.01	Investments	117,823	113,909
1 .02.02.01.01	In Direct/Indirect Associated Companies	0	0
1.02.02.01.02	In Subsidiaries	117,818	113,904
1.02.02.01.03	Other Investments	5	5
1.02.02.02	Property and Equipment	4,830,723	4,859,481
1.02.02.03	Intangible Assets	700,717	659,710
1.02.02.04	Deferred Charges	0	0

08.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 3/31/2009	4 – 12/31/2008
2	Total liabilities	13,370,249	13,546,193
2.01	Current liabilities	3,532,461	3,417,995
2.01.01	Loans and Financing	728,383	300,580
2.01.02	Debentures	6,984	36,861
2.01.03	Suppliers	2,215,420	2,409,501
2.01.04	Taxes, Fees and Contributions	84,771	110,234
2.01.05	Dividends Payable	64,429	67,994
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	13,886	12,433
2.01.08	Other	418,588	480,392
2.01.08.01	Payroll and Social Contributions	180,014	224,103
2.01.08.02	Rentals	39,296	42,130
2.01.08.03	Financing due to Purchase of Assets	45,942	45,747
2.01.08.04	Other Accounts Payable	153,336	168,412
2.02	Non-current Liabilities	4,236,740	4,616,207
2.02.01	Long-term Liabilities	4,236,740	4,616,207
2.02.01.01	Loans and Financing	1,907,165	2,300,235
2.02.01.02	Debentures	778,079	777,868
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,551,496	1,538,104
2.02.01.06.01	Provisions for Contingencies	1,269,356	1,244,125
2.02.01.06.02	Tax Payment by Installments	188,085	200,827
2.02.01.06.03	Other Accounts Payable	94,055	93,152
2.03	Deferred Income	0	0
2.04	Minority Shareholders	105,060	104,275
2.05	Shareholders’ Equity	5,495,988	5,407,716
2.05.01	Paid-up Capital	4,439,816	4,450,725
2.05.02	Capital Reserve	578,945	574,622
2.05.02.01	Goodwill Special Reserve	517,331	517,331
2.05.02.02	Recognized Granted Options	61,614	57,291
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	In Direct and Indirect Associated Companies	0	0
2.05.04	Profit Reserves	477,227	382,369
2.05.04.01	Legal	146,638	146,638
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profits	0	0
2.05.04.05	Profit Retention	330,589	235,731

08.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 3/31/2009	4 – 12/31/2008
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Assets Valuation Adjustments	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Accumulated Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/Accumulated Losses	0	0
2.05.07	Advance for Future Capital Increase	0	0

09.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	3 – 1/1/2008 to 3/31/2008	4 - 1/1/2008 to 3/31/2008
3.01	Gross Sales and/or Services	5,291,316	5,291,316	4,990,848	4,990,848
3.02	Gross Revenue Deductions	(649,872)	(649,872)	(746,758)	(746,758)
3.03	Net Sales and/or Services	4,641,444	4,641,444	4,244,090	4,244,090
3.04	Cost of Sales and/or Services Rendered	(3,465,250)	(3,465,250)	(3,131,526)	(3,131,526)
3.05	Gross Profit	1,176,194	1,176,194	1,112,564	1,112,564
3.06	Operating Income/Expenses	(1,040,839)	(1,040,839)	(1,049,904)	(1,049,904)
3.06.01	Selling	(712,535)	(712,535)	(694,360)	(694,360)
3.06.02	General and Administrative	(151,351)	(151,351)	(144,456)	(144,456)
3.06.03	Financial	(71,190)	(71,190)	(64,095)	(64,095)
3.06.03.01	Financial Income	66,012	66,012	68,883	68,883
3.06.03.02	Financial Expenses	(137,202)	(137,202)	(132,978)	(132,978)
3.06.04	Other Operating Income	(367)	(367)	(3,040)	(3,040)
3.06.04.01	Other Operating Income	0	0	0	0
3.06.04.02	Permanent Assets Income	(367)	(367)	(3,040)	(3,040)
3.06.05	Other Operating Expenses	(109,310)	(109,310)	(145,180)	(145,180)
3.06.05.01	Other Operating Expenses	0	0	0	0
3.06.05.02	Depreciation/Amortization	(109,310)	(109,310)	(145,180)	(145,180)
3.06.06	Equity in the earnings of subsidiaries and associated companies	3,914	3,914	1,227	1,227
3.07	Operating Result	135,355	135,355	62,660	62,660
3.08	Non-Operating Result	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Taxation/Profit Sharing	135,355	135,355	62,660	62,660
3.10	Provision for Income Tax and Social Contribution	(6,470)	(6,470)	(7,554)	(7,554)
3.11	Deferred Income Tax	(28,792)	(28,792)	(14,539)	(14,539)
3.12	Statutory Profit Sharing /Contributions	(4,449)	(4,449)	(3,600)	(3,600)
3.12.01	Profit Sharing	(4,449)	(4,449)	(3,600)	(3,600)

09.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	3 – 1/1/2008 to 3/31/2008	4 - 1/1/2008 to 3/31/2008
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.14	Minority Interest	(786)	(786)	(3,743)	(3,743)
3.15	Income/Loss for the Period	94,858	94,858	33,224	33,224
	No. SHARES, EX-TREASURY (in thousands)	234,879	234,879	228,429	228,429
	EARNINGS PER SHARE (in reais)	0.40386	0.40386	0.14545	0.14545
	LOSS PER SHARE (in reais)

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	3 – 1/1/2008 to 3/31/2008	4 - 1/1/2008 to 3/31/2008
4.01	Net Cash from Operating Activities	(200,773)	(200,773)	(36,903)	(36,903)
4.01.01	Cash Generated in the Operations	348,431	348,431	344,841	344,841
4.01.01.01	Net Income (Loss) for the Year	94,858	94,858	33,224	33,224
4.01.01.02	Deferred Income Tax	28,792	28,792	14,539	14,539
4.01.01.03	Income from Written-Off Permanent Assets	2,107	2,107	3,046	3,046
4.01.01.04	Depreciation and Amortization	109,310	109,310	145,180	145,180
4.01.01.05	Interest and Monetary Variation	103,717	103,717	104,637	104,637
4.01.01.06	Equity in the Earnings of Subsidiaries and Associated Companies	(3,914)	(3,914)	(1,227)	(1,227)
4.01.01.07	Provision for Contingencies	10,185	10,185	35,045	35,045
4.01.01.08	Provision for Write-Offs/Losses	(1,733)	(1,733)	327	327
4.01.01.09	Share-Based Payment	4,323	4,323	5,873	5,873
4.01.01.10	Minority Interest	786	786	3,743	3,743
4.01.01.11	Provision for Goodwill Amortization	0	0	454	454
4.01.02	Variation in Assets and Liabilities	(549,204)	(549,204)	(381,744)	(381,744)
4.01.02.01	Accounts Receivable	184,236	184,236	100,065	100,065
4.01.02.02	Inventories	(326,754)	(326,754)	42,280	42,280
4.01.02.03	Recoverable Taxes	(24,059)	(24,059)	30,240	30,240
4.01.02.04	Other Assets	(65,431)	(65,431)	(56,953)	(56,953)
4.01.02.05	Related Parties	8,928	8,928	1,278	1,278
4.01.02.06	Judicial Deposits	(16,916)	(16,916)	(92,809)	(92,809)
4.01.02.07	Suppliers	(194,081)	(194,081)	(437,286)	(437,286)
4.01.02.08	Payroll and Charges	(44,089)	(44,089)	(4,093)	(4,093)
4.01.02.09	Taxes and Contributions	(38,205)	(38,205)	(37,111)	(37,111)
4.01.02.10	Other Accounts Payable	(32,833)	(32,833)	72,645	72,645
4.01.03	Other	0	0	0	0
4.02	Net Cash from Investment Activities	(97,311)	(97,311)	(117,556)	(117,556)
4.02.01	Acquisition of Fixed Assets	(76,414)	(76,414)	(117,546)	(117,546)

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	3 – 1/1/2008 to 3/31/2008	4 - 1/1/2008 to 3/31/2008
4.02.02	Increase in Intangible Assets	(20,963)	(20,963)	(10)	(10)
4.02.03	Increase in Deferred Assets	0	0	0	0
4.02.04	Sale of Fixed Assets	66	66	0	0
4.03	Net Cash from Financing Activities	(95,309)	(95,309)	303,288	303,288
4.03.01	Capital Increase	(10,909)	(10,909)	7,563	7,563
4.03.02	Funding and Refinancing	13,317	13,317	644,458	644,458
4.03.03	Payments	(38,505)	(38,505)	(299,694)	(299,694)
4.03.04	Interest Paid	(59,212)	(59,212)	(49,039)	(49,039)
4.04	Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Increase (Decrease) in Cash and Cash Equivalents	(393,393)	(393,393)	148,829	148,829
4.05.01	Opening Balance of Cash and Cash Equivalents	1,625,612	1,625,612	1,064,132	1,064,132
4.05.02	Closing Balance of Cash and Cash Equivalents	1,232,219	1,232,219	1,212,961	1,212,961

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 1/1/20089 TO 3/31/2009 (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCUMULATED LOSSES	8 – ASSETS VALUATION ADJUSTMENTS	9 –TOTAL SHAREHOLDERS EQUITY
5.01	Opening Balance	4,450,725	574,622	0	382,369	0	0	5,407,716
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	4,450,725	574,622	0	382,369	0	0	5,407,716
5.04	Net Income/Loss for the Period	0	0	0	0	94,858	0	94,858
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Own Capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	4,323	0	0	0	0	4,323
5.10	Treasury Shares	(10,899)	0	0	0	0	0	(10,899)
5.11	Other Capital Transactions	(10)	0	0	0	0	0	(10)
5.11.01	Share Buyback Cost	(10)	0	0	0	0	0	(10)
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	4,439,816	578,945	0	382,369	94,858	0	5,495,988

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 1/1/2009 TO 3/31/2009 (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –ASSETS VALUATION ADJUSTMENTS	9 –TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening Balance	4,450,725	574,622	0	382,369	0	0	5,407,716
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	4,450,725	574,622	0	382,369	0	0	5,407,716
5.04	Net Income/Loss for the Period	0	0	0	0	94,858	0	94,858
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Own Capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	4,323	0	0	0	0	4,323
5.10	Treasury Shares	(10,899)	0	0	0	0	0	(10,898)
5.11	Other Capital Transactions	(10)	0	0	0	0	0	(10)
5.11.01	Share Buyback Cost	(10)	0	0	0	0	0	(10)
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	4,439,816	578,945	0	382,369	94,858	0	5,495,988

06.01 – NOTES TO THE QUARTERLY FINANCIAL INFORMATION

In thousands of reais, except when indicated otherwise.

1. Operations

Companhia Brasileira de Distribuição ("Company" or “GPA”) operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names “Pão de Açúcar”, “Comprebem”, “Extra”, “Extra Eletro”, “Extra Perto”, “Extra Fácil”, “Sendas” and “Assai”.

At March 31, 2009, the Company had 600 stores in operation, as follows:

	Number of stores

Company	3.31.2009	12.31.2008

Companhia Brasileira de Distribuição	418	415
Novasoc Comercial Ltda. (“Novasoc”)	6	6
Sé Supermercados Ltda. (“Sé”)	50	50
Sendas Distribuidora S.A. (“Sendas Distribuidora”)	98	98
Barcelona Com. Var. e Atacadista S.A. (“Barcelona”)	25	25
Xantocarpa Participações Ltda ("Xantocarpa")	3	3

	600	597

a) Sendas Distribuidora

Sendas Distribuidora operations began at February 1, 2004 through the Investment and Partnership Agreement, entered into in December 2003 with Sendas S.A. ("Sendas"). This subsidiary concentrates retailing activities of the Company and of Sendas in the entire state of Rio de Janeiro.

b) Partnership with Itaú

At July 27, 2004, a Memorandum of Understanding was signed between Banco Itaú Holding Financeira S.A. ("Itaú") and the Company with the objective of setting up Financeira Itaú CBD S.A. ("FIC"). FIC structures and trades financial products, services and related items to GPA customers on an exclusive basis (see Note 10 (d)). The Company has 50% shareholding of the FIC capital through its subsidiary Miravalles Empreendimentos e Participações S.A. (“Miravalles”).

1. Operations (Continued)

c) Casino joint venture agreement

At May 3, 2005, the Diniz Group and the Casino Group (headquartered in France) incorporated Vieri Participações S.A. (“Vieri”), which became the parent company of GPA, whose control is shared by both group of shareholders.

The General Meeting held at December 20, 2006, approved the merger of Vieri into the Company, which cancelled shares issued thereby owned by Vieri and consequently issued, in equal number, Company’s new common shares, all non-par, registered shares on behalf of Wilkes Participações S.A. (“Wilkes”), sole Vieri’s shareholder at the time of merger. Wilkes was incorporated to operate as GPA’s holding company.

d) Acquisition of Barcelona - (“Assai”)

At November 1, 2007, “GPA”, by means of a company controlled by Sé (Sevilha Empreendimentos e Participações Ltda. – “Sevilha”), purchased shares representing 60% of the total and voting capital of Barcelona, recipient company of the spun-off assets of Assai Comercial e Importadora Ltda., related to activities previously carried out by Assai in the wholesale market. With this partnership, GPA now operates in the cash & carry segment, thus, reinforcing its multiformat positioning.

The reverse merger of Sevilha took place on March 31, 2008, with reference date on February 28, 2008. With the merger between Sevilha and Barcelona, Sé Supermercados now holds a direct interest of 60% in the total and voting capital of Barcelona.

e) Incorporation of Xantocarpa

On October 16, 2008, GPA started cash & carry operations in the state of Rio de Janeiro through Xantocarpa, a company organized for this purpose, which assumed the operation of 3 stores of Sendas Distribuidora converted into Assai brand. This company’s purpose is the retail and wholesale trade of manufactured products, semi-manufactured products or “in natura” products, whether domestic or international products of any kind and type, nature or quality, as long as these are not forbidden by laws.

2. Basis of Preparation and Presentation of Quarterly Information

a) Quarterly information

The quarterly financial information was prepared according to the accounting practices adopted in Brazil and rules issued by Brazilian Securities and Exchange Commission (CVM), observing the accounting guidelines enacted by the Brazilian Corporation Law (Law 6,404/76) which include new provisions, amended and revoked by Law 11,638 of December 28, 2007 and by Provisional Measure 449 of December 3, 2008, and pronouncements issued by the Brazilian Committee on Accounting Pronouncements (CPC). This quarterly financial information was approved at board of directors meeting held on May 11, 2009.

b) Effects of Law 11,638/07 and MP 449/08 Adjustments

The results of the quarter ended at March 31, 2008 were adjusted by effects of changes introduced by Law 11,638/07 and Provisional Measure 449/08, with a view to allowing a comparison with the quarterly information related to the quarter ended at March 31, 2009. A brief description and the amounts corresponding to the impacts on shareholders’ equity and income of parent company and consolidated, of the quarter ended at March 31,2008 follow in the chart below:

	Parent Company		Consolidated

	Net Income	Shareholders' Equity	Net Income	Shareholders' Equity

Net income and shareholders' equity before amendments
introduced by Law 11,638/07 and MP 449/08	36,147	5,055,702	36,147	5,055,702

Share-based payments (i)	(5,873)	-	(5,873)	-
Financial leasing (ii)	(718)	(3,023)	1,449	(1,837)
Financial instruments and derivatives (iii)	517	1,273	749	3,290
Present value adjustment of qualifiable monetary assets and liabilities (iv)	46	(4,114)	(550)	(5,969)
Write-off of deferred assets not reclassifiable (v)	3,122	(73,963)	3,123	(74,054)
Effects resulting equity accounting	725	506	-	-
Minority interest Law 11,638/07	-	-	(466)	(324)
Deferred income and social contribution taxes	(742)	19,956	(1,355)	19,529

Net effects resulting from full application of Law 11,638/07 and MP 449/08	(2,923)	(59,366)	(2,923)	(59,365)

Net income and shareholders' equity adjusted with Law 11,638/07 and MP 449/08	33,224	4,996,336	33,224	4,996,337

2. Basis of Preparation and Presentation of Quarterly Information (Continued)

(i) The Technical Pronouncement CPC 10 – Share-Based Payment determines the companies to include the effects of share-based payments transactions on their income and balance sheet, as well as expenses related to transactions where stock options are granted to employees. As mentioned in Note 18 (f), the Company maintains a Stock Option Plan to its management and main executives.

(ii) The Technical Pronouncement CPC 06 – Leasing determines that operations which transfer risks and benefits to the lessee can be classified as property and equipment, reflecting the nature of an installment purchase. The effects of change in criterion are outlined in Notes 11 and 21.

(iii) The Technical Pronouncement CPC 14 – Financial Instruments - sets forth that the marketable securities, including derivatives are recorded: (i) by their market value or corresponding amount, when we refer to investments for trading or available for sale; and (ii) by the acquisition cost or issue value, whichever is shorter. The Company’s instruments are deemed as: (i) fair value hedge destined to offset risks of exposure to variation in fair value of item purpose of hedge and (ii) derivative financial instrument measured at fair value (Notes 13 and 14).

(iv) The Technical Pronouncement CPC 12 – Present Value Adjustment establishes that noncurrent assets and liabilities should be adjusted by their present value and current assets and liabilities when this is relevant. The Company adopted the present value adjustment of its assets and liabilities as assumption, as determined by rule, utilizing the weighted average cost of capital (“WACC”) and for the term of payment or receipt.

(v) As provided for in the Provisional Measure – MP 449/08, the deferred charges group was removed. The Company’s Management opted for writing-off deferred charges on transition date and then recorded expenditures incurred as of 2007 directly as expense in the net income for the year.

Due to the removal authorized by MP 449/08 from the non-operating income item, the Company reclassified in the statement of income for the period ended March 31, 2008 in the amounts R$(288) in the parent company and R$(3,040) in consolidated financial statements, to the other operating income (expenses) item, basically represented by income on property and equipment write-off.

3. Summary of Main Accounting Practices

Accounting estimates to measure and recognize certain assets and liabilities of quarterly information of the Company and its subsidiaries are used in the preparation of quarterly financial information. The determination of these estimates took into account experiences of past and current events, presuppositions related to future events and other objective and subjective factors. Significant items subject to estimates include: the selection of useful lives of fixed and intangible assets; the allowance for doubtful accounts; allowance for inventory losses; allowance for investments losses; the recoverability analysis of fixed and intangible assets; deferred income and social contribution taxes; fees and terms used when determining the present value adjustment of certain assets and liabilities and the provision for contingencies; the fair value measurement of share-based compensation and of financial instruments; the reporting estimates for the sensitivity analysis chart of derivative financial instruments pursuant to CVM Ruling 475/08. The settlement of operations involving these estimates may result in amounts significantly different from those recorded in the quarterly financial information due to inaccuracies inherent to the process of their determination. The Company reviews its estimates and assumptions, at least, quarterly.

Significant accounting practices and consolidation criteria adopted by the Company are shown below:

a) Determination of income

Sales revenues have been stated at their gross amounts. i.e., they include taxes and discounts, stated as reducers of revenues. The result of operations is determined according to the accrual basis of accounting. Revenues from sale of products are recognized in income when their value can be measured reliably, all risks and benefits inherent to the product are transferred to the buyer, the Company no longer has the control or responsibility over the goods sold and probably the economic benefits will be generated to the benefit of the Company. Revenues are not recognized if their realization is considerably uncertain. Freights over sales are included in the cost of goods sold. Interest income and expenses are recognized by the effective interest rate method under financial revenues/expenses.

3. Summary of Main Accounting Practices (Continued)

b) Translation of foreign currency-denominated balances

(i) Functional and presentation currency of the quarterly information

The Company’s functional currency is the Brazilian Real, same currency of preparation and presentation of quarterly information of the parent company (individual) and consolidated. The quarterly information of each subsidiary included in the Company’s consolidation and those used as basis for investments valuation by the equity accounting method are prepared based on the functional currency of each entity.

(ii) Foreign currency-denominated transactions

Monetary assets and liabilities denominated in foreign currency are translated into the functional currency (Real) using the exchange rate effective on respective balance sheet date. Gains and losses resulting from the restatement of these assets and liabilities verified between the exchange rate effective on the date of operation and closings of years are recognized as financial revenues or expenses in income.

c) Financial instruments

The financial instruments are only recognized as of the date on which the Company becomes party of the contractual provisions of financial instruments. When recognized, these are firstly recorded at their fair value accrued of transaction costs that are directly attributable to their acquisition or issue. Their subsequent measurement occurs every balance sheet date according to the rules established for each type of classification of financial assets and liabilities.

(i) Financial assets

Financial assets are measured by their fair value at every balance sheet date. Interest rates, monetary restatement, exchange variation and variations deriving from the valuation at fair value are recognized in income when incurred under financial revenues or expenses.

These are classified among categories mentioned below, according to the purpose to which they were acquired or issued:

3. Summary of Main Accounting Practices (Continued)

• Investments held to maturity: non-derivative financial assets with fixed or determinate payments with scheduled maturities to which the Company has the intention and the capacity to hold them to maturity. After initial recognition, these are measured by amortized cost through effective interest rate method. This method uses a discount rate that when applied over estimated future receivables during the expectation of financial instrument effectiveness, results in a net book value. Interest rates, monetary restatement, exchange variation, less impairment losses, where applicable, are recognized in income when incurred under financial revenues or expenses.

• Loans (granted) and receivables: non-derivative financial assets with fixed or determinate payments but not quoted in an active market. After the initial recognition these are measured by amortized cost through effective interest rate method. Interest rates, monetary restatement, exchange variation, less impairment losses, where applicable, are recognized in income when incurred under financial revenues or expenses.

Main financial assets recognized by the Company are: cash and cash equivalents, financial investments, marketable securities, unrealized gains in derivatives operations and trade accounts receivable.

(ii) Financial liabilities

These are classified among the categories mentioned below according to the nature of financial instruments contracted or issued:

• Financial liabilities measured at fair value through income: these include financial liabilities generally traded before maturity, liabilities designated in the initial recognition at fair value through income and derivatives, except for those designated as hedge instruments. These are measured by their fair value at every balance sheet date. Interest rates, monetary restatement, exchange variation and variations deriving from fair value valuation, where applicable, are recognized in income when incurred.

3. Summary of Main Accounting Practices (Continued)

• Financial liabilities not measured by fair value: non-derivative financial liabilities which usually are not traded before maturity. After initial recognition, these are measured by amortized cost through effective interest rate method. Interest rates, monetary restatement and exchange variation, where applicable, are recognized in income when incurred.
Main financial liabilities recognized by the Company are: accounts payable to suppliers, unrealized losses in derivatives operations, loans, financing and debentures.

• Market value: the market value of financial instruments actively traded on organized markets is determined based on the market quotes, on the balance sheet closing date, or based on valuation techniques defined by the Company and compatible with usual practices on the market. If there is no active market, then the market value is determined through valuation techniques.

These techniques include the use of recent market arm’s length transactions, benchmark to the market value of similar financial instruments, analysis of discounted cash flows or other valuation models.

• Hedge operations: derivative financial instruments used to hedge risk exposures or to modify the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in operations abroad, and which: (i) are highly correlated concerning changes in their market value in relation to the market value of item that has been hedged, both at the beginning and over the life of agreement (effectiveness between 80% and 125%); (ii) have the operation documented, risk purpose of hedge, risk management process and methodology used in the effectiveness evaluation; and (iii) considered effective to reduce the risk associated with exposure to be hedged, are classified and recorded as hedge operations according to their nature:

• fair value hedge: should be classified the derivative financial instruments destined to offset risks deriving from the exposure to variation in fair value under of item purpose of hedge. The items purpose of hedge and related derivative financial instruments are recorded against proper revenue or expense account in the net income for the period.

3. Summary of Main Accounting Practices (Continued)

d) Cash and cash equivalents

These include cash, positive balances in checking account, marketable securities redeemable within 90 days of balance sheets dates, as per Company’s policy and with insignificant change in their market value. Marketable securities included in cash and cash equivalents are classified into the “financial assets at fair value through income” category. The entry of these marketable securities by counterparty is stated in Note 4.

e) Accounts receivable

Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by Management to be sufficient to meet probable future losses related to uncollectible accounts.

The setting up of provision is mainly based on the historic average of losses, in addition to specific accounts receivable deemed as uncollectible. The Company’s installment sales occur with the intermediation of FIC and financing receivables not remaining in GPA (Note 10 (d)).

The Company carries out securitization operations of the accounts receivable with a special purpose entity, over which it has shared control, the PAFIDC (Pão de Açúcar Fundo de Investimento em Direitos Creditórios) – (Note 5 (b) and Note 8).

f) Inventories

Inventories are carried at the lower of cost or market value, whichever is shorter. The cost of inventories purchased through the warehouse is recorded as per inventory turnover, including warehousing and handling costs, excess is recorded under inventories.

Inventories are also stated by the net value of allowance for losses and breakage, which are periodically reviewed and evaluated as to their efficiency.

g) Investments

Investments in subsidiaries are accounted for by the equity method, and provision for capital deficiency is recorded, when applicable. Other investments are recorded at acquisition cost.

3. Summary of Main Accounting Practices (Continued)

h) Property and equipment

These assets are shown at acquisition or construction cost, monetarily restated until December 31, 1995, deducted from the related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 11, in case of leasehold improvements, whichever is shorter.

The Company establishes procedures aiming at ensuring that assets are not recorded on an accounting basis for an amount higher than that can be recovered by use or sale pursuant to precepts laid down by CPC 01.

Interest and financial charges on loans and financing obtained from third parties directly or indirectly attributable to the process of purchase, construction and operating expansion, are capitalized during the construction and refurbishment of the Company’s and its subsidiaries’ stores in conformity with CVM Deliberation 193. The capitalized interest and financial charges are appropriated to income over the depreciation periods of the corresponding assets.

Expenditures for repairs and maintenance that do not significantly extend the useful lives of related assets are charged to expense as incurred. Expenditures that significantly extend the useful lives of existing facilities and equipment are added to the property and equipment value.

Until December 31, 2009, the Company will revaluate the estimates of economic-useful life of its property and equipment, used when determining their depreciation and amortization rates. Eventual changes in the estimate of economic-useful life of assets, deriving from this revaluation, if relevant, will be treated as change in accounting estimates to be recognized on a prospective basis.

i) Leasing

Financial leasing agreements are recognized in property and equipment and liabilities from loans and financing, by the lower amount between the present value of mandatory minimum installments of the agreement or the fair value of asset, whichever is shorter, accrued, where applicable of initial direct costs incurred on transaction. Implied interest rates on recognized liabilities of loans and financing are appropriated to income according to the duration of the agreement by the effective interest rate method.

3. Summary of Main Accounting Practices (Continued)

i) Leasing (continued)

Capitalized assets are depreciated by their useful life in the event of express intention of acquiring the asset at the end of the agreement, or, by the lower between the duration of the agreement and useful life of asset in cases where intention is not express. Operating leasing agreements are recognized as expense on a systematic basis which represents the period in which the benefit over leased asset is obtained, even if these payments do not occur on this basis.

j) Intangible assets

Goodwill generated in the acquisition of investments occurred until December 31, 2008, having future profitability as economic fundamental, was amortized on a straight-line basis for a term of 5 to 10 years until that date. As of January 1, 2009 it is no longer being amortized and should only be submitted to an annual test for impairment analysis.

Intangible assets with defined useful life are amortized according to their estimated economic useful life and when impairment signs are identified, these are submitted to impairment test. Intangible assets with indeterminate useful life are not amortized, but are submitted to annual test for impairment analysis.

k) Provision for recovery of assets

The Management yearly reviews the net book value of assets with a view to evaluating events or changes in economic, operating or technological circumstances that may indicate deterioration or impairment. When this evidence is identified and the net book value exceeds the recoverable value, a provision is recorded for deterioration by adjusting the net book value to the recoverable value. These losses are classified as other operating expenses.

l) Other assets and liabilities

A liability is recognized in the balance sheet when a Company has a legal liability or it is established as a result of a past event and it is probable that an economic resource will be required to settle this liability. Provisions are recorded based on the best estimates of risks involved.

3. Summary of Main Accounting Practices (Continued)

l) Other assets and liabilities (continued)

An asset is recognized in the balance sheet when it is probable that its future economic benefits will be generated to the benefit of the Company and its cost or value can be safely measured. Assets and liabilities are classified as current when their realization or settlement is probable to occur over the next 12 months. Otherwise, these are stated as noncurrent.

m) Taxation

Revenues from sales and services are subject to taxation by State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) at rates prevailing in each region and are presented as sales deductions in the statement of income.

The credits derived from non-cumulative PIS and COFINS are shown deducted from cost of goods sold in the statement of income. The debits derived from financial revenue and credits derived from financial expenses are shown deducted in these proper items of the statement of income.

The advances or amounts subject to offsetting are shown in the current and noncurrent assets, in accordance with the estimate for their realization.

The taxation on income comprises the Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), which are calculated based on taxable income (adjusted income), at rates applicable according to the prevailing laws – 15%, accrued of 10% over the amount exceeding R$240 yearly for IRPJ and 9% for CSLL.

Deferred IRPJ and CSLL assets were recorded under the item deferred IRPJ and CSLL from tax losses, negative basis of social contribution and temporary differences, taking into account the prevailing rates of said taxes, pursuant to the provisions of CVM Deliberation 273, as of August 20, 1998, CVM Ruling 371, as of June 27, 2002 and taking into account the history of profitability and the expectation of generating future taxable income based on a technical feasibility study, annually approved by the Board of Directors. The Company does not have governmental subsidies or assistance.

3. Summary of Main Accounting Practices (Continued)

n) Share-based payment

Managers and main executives of the Company receive share-based payment as part of their compensation to be settled with shares. Costs of these transactions are firstly recognized in income during the period over which services were received against a capital reserve and measured by their fair value, when the compensation programs are granted.

o) Present value adjustment of assets and liabilities

Long-term monetary assets and liabilities are adjusted by their present value, and for short term, when the effect is considered relevant in relation to the financial statements taken as a whole. The present value adjustment is calculated taking into account contractual cash flows and explicit interest rates, and in certain cases, implied interest rates of respective assets and liabilities.

Thus, embedded interest rates on revenues, expenses and costs associated with these assets and liabilities are discounted with a view to recognizing them in conformity with the accrual basis of accounting. Subsequently, these interest rates are reallocated under financial revenues and expenses to income by utilizing the effective interest rate method in relation to the contractual cash flows.

Implied interest rates were determined based on assumptions and are considered as accounting estimates.

p) Provision for contingencies

As per CVM Deliberation 489/05, the Company adopts the concepts established in NPC 22 on Provisions, Liabilities, Gains and Losses on Contingencies when setting up provisions and disclosures on matters regarding litigation and contingencies. The balances of provisions are stated net of the respective judicial deposits, when applicable (Note 16).

Provision for contingencies is set up based on legal counsel opinions, in amounts considered sufficient to cover losses and risks considered probable.

3. Summary of Main Accounting Practices (Continued)

q) Statements of cash flows and statements of added value

The statements of cash flows were prepared and are reported pursuant to CVM Deliberation 547 of August 13, 2008 which approved the technical pronouncement CPC 03 – Statements of Cash Flows, issued by the Brazilian Committee on Accounting Pronouncements (CPC). The statements of added value are prepared and are reported pursuant to CVM Deliberation 557 of November 12, 2008 which approved the technical pronouncement CPC 09 – Statement of Added Value, issued by CPC.

r) Earnings per share

The calculation is made in accordance with the “net income/number of outstanding shares” ratio. Pursuant to the Brazilian Corporation Law, earnings may be: distributed, used for capital increase, or in the composition of the profit reserve for expansion, based on capital budget.

s) Consolidated quarterly information

The consolidated quarterly information are prepared in conformity with the consolidation principles prescribed by the Brazilian Corporation Law and CVM Ruling 247, and include the quarterly information of the Company and its subsidiaries Novasoc, Sé, Sendas Distribuidora, PAFIDC, PA Publicidade Ltda. (“PA Publicidade”), Barcelona, CBD Panamá Trading Corp. (“CBD Panamá”), CBD Holland B.V. (“CBD Holland”) and Xantocarpa. The direct or indirect subsidiaries, included in the consolidation and the percentage of parent company’s interest comprise:

3. Summary of Main Accounting Practices (Continued)

s) Consolidated quarterly information

			Interest in Investees - %			At March 31, 2009

Investor			Sendas		P.A.		CBD	CBD
Companies	Novasoc	Sé	Distribuidora	PAFIDC	Publicidade	Barcelona	Holland	Panamá	Xantocarpa

Direct

CBD	10.00	93.10	14.86	8.82	99.99	-	100.00	-	-

Indirect
Novasoc	-	6.90	-	0.69	-	-	-	-	-
Sé	-	-	42.57	0.34	-	60.00	-	-	-
Holland	-	-	-	-	-	-	-	100.00	-
Sendas	-	-	-	-	-	-	-	-	99.99

			Interest in Investees - %			At March 31, 2009

Investor			Sendas		P.A.		CBD	CBD
Companies	Novasoc	Sé	Distribuidora	PAFIDC	Publicidade	Barcelona	Holland	Panamá	Xantocarpa

Direct

CBD	10.00	93.10	14.86	8.50	99.99	-	100.00	-	-

Indirect

Novasoc	-	6.90	-	0.66	-	-	-	-	-
Sé	-	-	42.57	0.33	-	60.00	-	-	-
Holland	-	-	-	-	-	-	-	100.00	-
Sendas	-	-	-	-	-	-	-	-	99.99

Although the Company’s interest in Novasoc represents 10% of its quotas, Novasoc is included in the quarterly information as the Company effectively has control over a 99.98% beneficial interest in Novasoc, guaranteed by shareholders’ agreement who do not have effective veto or other participating or protective rights. Under the Bylaws of Novasoc, the appropriation of its net income does not need to be proportional to the quotas of interest held in the company.

3. Summary of Main Accounting Practices (Continued)

The subsidiary Sendas Distribuidora was fully consolidated, in accordance with the shareholders’ agreement, which establishes the operating and administrative management by the Company.

The proportional investment of the Parent Company in the income of the investee, the balances payable and receivable, revenues and expenses and the unrealized profit originated in transactions between the consolidated companies are eliminated in the consolidated quarterly information.

Pursuant to CVM Ruling 408 as of August 18, 2004, the Company as of the first quarter of 2005, started to consolidate PAFIDC’s quarterly information, as it understood this is a special purpose entity, organized with exclusive purpose of conducting the securitization of receivables of the Company and its subsidiaries, and most of risks and benefits related to the fund profitability are linked to subordinated quotas, maintained by the Company.

Since prevailing decisions related to the operational management of FIC are Itaú’s responsibility, CVM, through official memorandum CVM/SNC/006/09 authorized FIC to be included in the consolidated quarterly information of Itaú. Thus, the Company valued its investment in Miravalles by the equity accounting method. The quarterly information of Miravalles for the periods ended March 31, 2009 and 2008 were reviewed by other independent auditors.

4. Marketable Securities

The marketable securities at March 31, 2009 and December 31, 2008 earn interest mainly at the Interbank Deposit Certificate (“CDI”) rate, classified as described in Note 3(d), except for Receivables Securitization Fund, which is classified in investment held to maturity.

4. Marketable Securities

	Parent Company			Consolidated

	CDI*	3.31.2009	12.31.2008	CDI*	3.31.2009	12.31.2008

Current
Financial Investments
ABN AMRO	103.3%	208,560	164,191	103.2%	224,878	188,077
Bradesco	102.8%	240,076	265,777	102.8%	281,104	287,324
Banco do Brasil	101.7%	299,723	539,635	101.7%	308,807	548,917
Itaú	101.0%	27,489	73,743	104.7%	166,260	205,483
Unibanco	101.2%	78,226	61,204	101.1%	95,826	68,796
Other	99.8%	3,582	16,151	100.3%	6,220	63,105

		857,656	1,120,701		1,083,095	1,361,702

Total Current		857,656	1,120,701		1,083,095	1,361,702

Non-Current
Receivables Securitization Fund (Note 8)		93,871	87,380		-	-

Total Non-Current		93,871	87,380		-	-

Overall Total		951,527	1,208,081		1,083,095	1,361,702

(*) Weighted Average Rate

5. Trade Accounts Receivable

a) Breakdown

	Parent Company		Consolidated

	3.31.2009	12.31.2008	3.31.2009	12.31.2008

Current
Resulting from sales through:
Credit card companies	188,191	307,873	272,906	416,443
Sales vouchers and others	50,317	79,155	61,530	108,300
Credit sales with post-dated checks	4,675	13,605	11,146	22,266
Accounts receivable parent company	111,738	158,658	-	-
Allowance for doubtful accounts	(5,530)	(5,157)	(8,558)	(10,520)
Resulting from commercial agreements	294,951	304,640	343,238	356,962

	644,342	858,774	680,262	893,451

Accounts receivable - PAFIDC	-	-	1,016,510	983,477

			1,016,510	983,477

	644,342	858,774	1,696,772	1,876,928

Accounts receivable - Paes Mendonça	-	-	370,367	374,618

	-		370,367	374,618

5. Trade Accounts Receivable (Continued)

a) Breakdown

Credit card sales are receivable in cash from the credit card companies, except for electronic devices, which are received in up to 12 installments.

The balance of subsidiaries accounts receivable refers to the Company’s sale of goods, made at cost, for the supply of its stores.

b) Accounts receivable - PAFIDC

The Company carries out securitization operations of its credit rights, represented by credit sales with tickets and credit card company receivables, to PAFIDC. The volume of operations stood at R$2,189 for the quarter March 31, 2009 (R$1,885 at March 31, 2008), in which the responsibility for services rendered and subordinated interests was retained. The securitization costs of such receivables amounted to R$32,781 (R$31,708 at March 31, 2008), as Note 19, recognized as financial expenses in income for the periods of 2009 and 2008, respectively. Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

The outstanding balances of these receivables at March 31, 2009 and 2008 were R$1,016,509 and R$983,477 respectively, net of allowance.

c) Accounts receivable – Paes Mendonça

The accounts receivable balance of Paes Mendonça relates to credits deriving from the payment of liabilities performed by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by commercial rights of certain stores currently operated by the Company, Novasoc and Sendas. Maturity of accounts receivable is linked to lease agreements (Note 10 (b) (i)).

d) Accounts receivable under commercial agreements

Accounts receivable under commercial agreements result from current transactions carried out between the Company and its suppliers, having the volume of purchases as benchmark.

5. Trade Accounts Receivable (Continued)

e) Allowance for doubtful accounts

The allowance for doubtful accounts is based on average actual losses in previous periods complemented by Management's estimates of probable future losses on outstanding receivables:

	Parent Company		Consolidated

	31.03.2009	31.12.2008	31.03.2009	31.12.2008

Resulting from:
Credit sales with post-dated
checks	(361)	(362)	(504)	(504)
Corporate sales	(1,664)	(1,084)	(4,105)	(1,409)
Other accounts receivable	(3,505)	(3,711)	(3,949)	(8,607)

	(5,530)	(5,157)	(8,558)	(10,520)

6. Inventories

	Parent Company		Consolidated

	3.31.2009	12.31.2008	3.31.2009	12.31.2008

Stores	869,805	745,557	1,290,875	1,133,953
Warehouses	523,866	383,173	606,742	436,910
	-

	1,393,671	1,128,730	1,897,617	1,570,863

7. Recoverable Taxes

The balances of taxes recoverable refer basically to credits from Withholding Income Tax, (“IRRF”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”), Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) and recoverable State Value-Added Tax (“ICMS”):

7. Recoverable Taxes (Continued)

	Parent Company		Consolidated

	3.31.2009	12.31.2008	3.31.2009	12.31.2008

Current
Taxes on sales	221,197	186,003	235,402	197,515
Income tax and others	123,193	106,491	143,251	125,055
Present value adjustment	(202)	(202)	(202)	(202)

	344,188	292,292	378,451	322,368
Non-Current
Taxes on sales	99,200	110,043	203,832	214,388
ICMS and others	55,309	67,692	57,759	70,142
Present value adjustment	(535)	(669)	(535)	(669)

	153,974	177,066	261,056	283,861

Total of recoverable taxes	498,162	469,358	639,507	606,229

8. Pão de Açúcar Receivables Securitization fund – PAFIDC

PAFIDC is a receivables securitization fund formed in compliance with CVM Rulings 356 and 393 for the purpose of acquiring the Company and its subsidiaries’ trade receivables, arising from sales of products and services to their customers, except for receivables from installment system and post-dated checks. This fund has maturity set forth to May 16, 2010.

The net assets of PAFIDC are summarized as follows:

	3.31.2009	12.31.2008

Assets
Cash and cash equivalents	60,795	6,455
Accounts receivable	1,016,339	983,477
Other amounts	-	40,845

Total assets	1,077,134	1,030,777

Liabilities
Accounts payable	13,080	2,324
Shareholders' equity	1,064,054	1,028,453

Total liabilities	1,077,134	1,030,777

The capital structure of the fund, at March 31, 2009, is composed of 10,256 senior quotas, held by third parties in the amount of R$959,200, which represent 90.15% of the fund’s equity (90.51% at December 31, 2008) and 2,864 subordinated quotas, held by the Company and subsidiaries in the amount of R$104,855, which represent 9.85% of the fund’s equity (9.49% at December 31, 2008).

8. Pão de Açúcar Receivables Securitization fund – PAFIDC (Continued)

The compensation of senior quotas is shown below:

		3.31.2009		12.31.2008

			Redeemable		Reedemable
Quotaholders	Amount	CDI Rate	balance	CDI Rate	balance

Senior A	5,826	105%	648,473	105%	629,307
Senior B	4,300	105%	155,442	105%	150,847
Senior C	130	105%	155,285	105%	150,695

			959,200		930,849

Subordinated quotas are non-transferable and registered, and were issued in a single series. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been yielded, the subordinated quotas will receive the balance of the fund’s net assets after absorbing any losses on receivables transferred and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The holders of senior quotas have no recourse against the other assets of the Company in the event customers’ default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of receivables is irrevocable, non-retroactive and the transfer is definitive.

9. Balances and Transactions with Related Parties

The transactions with related parties shown below result mainly from the operations the Company and its subsidiaries maintain among themselves and with other related companies and were substantially carried out at regular market prices, terms and conditions.

9. Balances and Transactions with Related Parties (Continued)

a) Sales and Purchases of Goods

		Period ended on

	Parent Company		Consolidated

	3.31.2009	12.31.2008	3.31.2009	12.31.2008

Clients
Novasoc Comercial	25,715	34,866	-	-
Sé Supermercados	52,171	78,505	-	-
Sendas Distribuidora	33,852	45,287	-	-

	111,738	158,658	-	-

Suppliers
Novasoc Comercial	664	426	-	-
Sé Supermercados	1,185	1,474	-	-
Sendas Distribuidora	8,231	3,283	-	-
Barcelona	12	12	-	-
Grupo Assai	-	-	8,656	8,787

	10,092	5,195	8,656	8,787

		Period ended on

	Parent Company		Consolidated

	3.31.2009	3.31.2008	3.31.2009	3.31.2008

Sales
Novasoc Comercial	63,159	51,916	-	-
Sé Supermercados	158,556	145,577	-	-
Sendas Distribuidora	52,656	55,854	-	-

	274,371	253,347	-	-

Purchases
Novasoc Comercial	379	1,848	-	-
Sé Supermercados	3,630	4,003	-	-
Sendas Distribuidora	4,668	4,511	-	-
Barcelona	-	-	-	-
Grupo Assai	-	-	45,170	52,687

	8,677	10,362	45,170	52,687

Balances and transactions resulting from the sale and purchase of goods to the supply of stores by the Company's warehouses, made at cost.

9. Balances and Transactions with Related Parties (Continued)

b) Other Operations

		Period ended on

	Parent Company		Consolidated

	3.31.2009	12.31.2008	3.31.2009	12.31.2008

Assets
Novasoc Comercial	2,017	2,041	-	-
Sé Supermercados	194,401	179,254	-	-
Casino	3,571	4,922	3,571	4,922
FIC	17,935	16,253	20,320	18,400
Pão de Açucar Ind. e Comércio	1,171	1,171	1,171	1,171
Sendas S.A.	17,824	17,824	217,824	217,824
Sendas Distribuidora	344,706	272,694	-	-
Xantocarpa	1,050	1,051	-	-
Barcelona	4,641	2,959	-	-
Other	20,023	23,928	26,626	34,155

	607,339	522,097	269,512	276,472

Liabilities
Casino	-	448	-	448
Peninsula Participações	10,285	10,324	10,592	10,640
Grupo Assai	-	-	1,034	1,345
Other	3,962	1,507	2,260	-

	14,247	12,279	13,886	12,433

		Period ended on

	Parent Company		Consolidated

	3.31.2009	3.31.2008	3.31.2009	3.31.2008

Results
Novasoc Comercial	1,430	1,783	-	-
Sé Supermercados	3,564	3,779	-	-
Sendas Distribuidora	8,367	11,597	-	-
Casino	(1,736)	(1,294)	(1,736)	(1,294)
Peninsula Participações	(30,423)	(29,048)	(29,930)	(29,930)
Grupo Diniz	(3,160)	(2,674)	(3,410)	(2,904)
Sendas S.A.	-	-	(8,738)	(8,287)
Grupo Assai	-	-	(1,043)	(593)
Galeazzi e Associados	(878)	-	(220)	-
Other	(3,816)	(1,500)	(3,816)	(1,500)

	(26,652)	(17,357)	(48,893)	(44,508)

Novasoc, Sé Supermercados and Sendas Distribuidora: amounts deriving from the corporate apportionment of costs referring to services rendered to subsidiaries and associated companies, transferred by the cost value effectively incurred and eight properties leased for Sendas Distribuidora.

9. Balances and Transactions with Related Parties (Continued)

Casino: Technical Assistance Agreement, signed between the Company and Casino at July 21, 2005, whereby, through the annual payment of US$2,727 million, it provides for the transfer of knowledge in the administrative and financial area. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved at the Extraordinary General Meeting held at August 16, 2005.

Península Fund: 58 real estate leasing agreements to the Company, 1 property to Novasoc, 1 property to Sé and 1 property to Barcelona.

Diniz Family: Leasing of 15 properties for the Company and 2 properties for Sendas Distribuidora.

Sendas S.A.: Leasing of 57 properties for Sendas Distribuidora.

Assai Group: Comprise the purchase operations with the following companies: Vitalac Ind. de Laticínios Ltda., Laticínios Vale do Pardo Ltda., Dica Deodapolis Ind. e Com. Alimentícios Ltda., Laticínios Corumbiara Ltda., Vencedor Ind. e Com. de Produtos Lácteos Ltda., Centro de Distribuição Hortmix Comércio Imp. Exp. Ltda., Laticínios Flor de Rondônia Ltda., and leasing of five properties of Assai shareholders to Barcelona.

Galeazzi e Associados: Consulting services rendered related to the management of operations in the city of Rio de Janeiro (Sendas Distribuidora).

c) Management Compensation

The expenses related to the compensation of management’s key personnel (Officers appointed pursuant to Bylaws and Board of Directors), which were recorded in the earnings of subsidiary and in consolidated for the periods ended at March 31, 2009 and 2008, were as follows:

9. Balances and Transactions with Related Parties (Continued)

	Parent Company		Consolidated

	3.31.2009	3.31.2008	3.31.2009	3.31.2008

Amounts recorded in income	8,022	6,753	8,746	7,554

From these totals, the portion equivalent to 14.3% of 2009 amount and the portion equivalent to 15.6% of 2008 amount in the Parent Company and 14.3% and 13.9% in the consolidated refer to the stock option plan.

10. Investments

a) Information on investments at March 31, 2009 and December 31, 2008

	Quarter ended at 12.31.2008

	Shares/	Interest		Shareholders'	Net income/
	quotas	in capital	Capital	equity (capital	(loss)
	held	stock - %	stock	deficiency)	for the period

Novasoc	1,000	10.00	10	(8,941)	19,688
Sé	1,444,656,368	100.00	1,444,656	1,540,800	65,642
Sendas Distribuidora	607,083,796	57.43	835,677	(22,060)	(25,629)
Miravalles	127,519	50.00	221,363	227,191	5,828
PA Publicidade	99,999	99.99	100	1,670	514
Barcelona	9,006,000	60.00	15,010	127,211	25,865
CBD Panamá	1,500	100.00	4	263	27
CBD Holland B.V.	180	100.00	-	218	-
Xantocarpa	799	99.99	1	(974)	(975)

	Quarter ended at 12.31.2009

	Shares/	Interest		Shareholders'	Net income/
	quotas	in capital	Capital	equity (capital	(loss)
	held	stock - %	stock	deficiency)	for the period

Novasoc	1,000	10.00	10	(8,585)	357
Sé	1,444,656,368	100.00	1,444,656	1,559,777	18,977
Sendas Distribuidora	607,083,796	57.43	835,677	(20,525)	1,485
Miravalles	127,519	50.00	221,363	232,856	9,124
PA Publicidade	99,999	99.99	100	1,773	102
Barcelona	9,006,000	60.00	15,010	127,594	384
CBD Panamá	1,500	100.00	4	374	114
CBD Holland B.V.	180	100.00	-	218	-
Xantocarpa	799	99.99	1	(4,523)	(3,549)

10. Investments (Continued)

b) Breakdown of investments

	Parent Company						Consolidated

	Novasoc	Sé	P.A.Publ.	Sendas	Other	Total	Total

Balances at December 31, 2008	-	1,434,484	1,670	26,442	578	1,463,174	113,909
Write-offs / others					(4)	(4)
Equity accounting	356	17,668	102	221	112	18,459	3,914
Transfer to capital deficiency	(356)					(356)

Balances at March 31, 2009	-	1,452,152	1,772	26,663	686	1,481,273	117,823

(i) Novasoc – Novasoc has, currently, 16 lease agreements with Paes Mendonça with a five-year term, which may be extended twice for similar periods through notification to the leaseholder, with final maturity in 2014. During the term of the contract, the shareholders of Paes Mendonça cannot sell their shares without prior and express consent of Novasoc. The operating lease annual rental payments amounted to R$3,191 in the period ended March 31, 2009 (R$2,311 at March 31, 2008), including an additional contingent rental based on 0.5% to 2.5% of the stores revenues.

Under Novasoc Bylaws, the distribution of its net income need not be proportional to the holding of each shareholder in the capital of the Company. As per members’ decision, the Company holds 99.98% of Novasoc’s results as of 2000.

At March 31, 2009, the subsidiary Novasoc recorded capital deficiency. With a view to the future operating continuity and economic feasibility of such subsidiary, assured by the parent company, the Company recorded R$8,585 (R$8,941 at December 31, 2008), under “Provision for investment losses” to recognize its obligations before creditors.

(ii) Sé – Sé holds direct interest in Miravalles corresponding to 50% of capital stock, which indirectly represents the investment in FIC.

(iii) Sendas Distribuidora – At October 16, 2008, GPA started the cash and carry operations in the state of Rio de Janeiro with Assai brand through Xantocarpa.

10. Investments (Continued)

(iv) Barcelona – At November 1, 2007, GPA, by means of subsidiary company controlled by Sé (Sevilha), acquired shares representing 60% of the total and voting capital of Barcelona, a recipient company of Assai’s spun-off assets related to the activities previously carried out by Assai in the wholesale market of the food industry by the amount of R$208,504, originating a R$206,068 goodwill recorded in the subsidiary Sevilha.

For non-controlling shareholders holding 40% interest in Barcelona, a shareholders’ agreement was entered into that established a put and call option of such interest, under the following conditions:

1) Criteria for calculation of purchase or sale price for remaining interest of 40%:

• The highest amount between 7 times EBITDA and 35.16% of net sales over the past 12 months immediately prior to the Option exercise date, deducting net indebtedness and probable contingencies of loss. Should EBITDA margin be lower than 4.625%, only the 7 times EBITDA criterion will be taken into account;

• Initial purchase value net of distributed dividend, restated by IPCA + 6.5% p.a.

2) Call Option (“CALL”) of total partners’ shares – 40%

• Should GPA require the dismissal of chairman due to performance (by means of specific criteria set forth in the shareholders’ agreement) – by criterion 1 of sales price;

• Should the chairman resign or be absent for more than 1/3 of Board meetings called during a determined fiscal year – by the lowest value between criterion 1 or 125% of criterion 2 of the sales price;

• At any moment, up to December 31, 2011 - by the highest value between criterion 1 or 125% of criterion 2 of the sales price;

• From January 1 to 15 of each calendar year between 2012 and 2014 - by the highest value between criterion 1 and criterion 2 of the sales price;

• At any time in the event of disability or decease of the chairman, by criterion 1 of the sales price.

10. Investments (Continued)

The Company did not record this option, since it is classified into the exception provided for in paragraph 2 (g) of CPC 14. Management will monitor the development of CPC 15 and the second phase of financial instruments during 2009. The fair value of this option at March 31, 2009 is R$250,207.

The Board of Directors of Barcelona is composed of 7 members, with a 3-year term of office, of which 4 members shall be appointed by GPA and 3 members by former partners of Assai, appointing among the latter, the Chairman of the Board of Directors. The former partners of Assai may also exercise the Put option as of January 1, 2012 as per conditions set forth in the item abovementioned.

c) Investment agreement – Company and Sendas

Sendas S.A exercised the put option held on its 42.57% interest in Sendas Distribuidora on January 5, 2007, according to the clause 6.9.1 of the shareholders’ agreement of Sendas Distribuidora. Parties have not reached an agreement yet on the terms of effective put option as condition of payment and related amounts.

d) Investment agreement – the Company and Itaú

Miravalles, set up in July 2004, which owns the exploitation rights of the Company’s financial activities, with capital subscribed and paid-up by CBD and Itaú at the ratio of 50% creates Financeira Itaú S.A. (“FIC”), a company which operates in structuring and commercialization of financial products exclusively to GPA’s customers.

The agreement initially executed when “FIC” was created was amended on December 22, 2005, modifying the terms related to the compliance with performance targets, firstly established between the Company, Itaú and FIC, there being no relation between the accomplishment of goals and overdraft-secured account, with fines established due to the non-accomplishment of said goals.

This partnership is effective for 20 years and may be extended for an indeterminate term. The operational management of FIC is under the responsibility of Itaú.

In the period ended March 31, 2009, total investments and equity pickup of said investee represent 0.9% and 4.0%, respectively, in relation to the total assets and net income recorded in the Company’s consolidated financial statements (0.9% and 3.4% on March 31, 2008, respectively).

11. Property and Equipment

			Parent Company

	Annual depreciation rates - %			3.31.2009		12.31.2008

				Accumulated
	Nominal	Weighted average	Cost	depreciation	Net	Net

Lands	-	-	808,408	-	808,408	808,450
Buildings	3.33	3.33	2,315,344	(520,937)	1,794,407	1,801,932
Improvements	(*)	6.67	1,510,124	(665,660)	844,464	875,670
Equipment	10.0 to 33.0	12.73	909,890	(606,311)	303,579	315,416
Installations	20.0 to 25.0	20.0	390,533	(311,845)	78,688	84,436
Furniture and fixtures	10.0	10.0	358,656	(221,398)	137,258	145,293
Vehicle	20.0	20.0	21,050	(8,966)	12,084	12,894
Construction in progress	-	-	94,886	-	94,886	61,343
Other	10.0	10.0	2,664	(431)	2,233	69,246

			6,411,555	(2,335,548)	4,076,007	4,174,680

Leasing

Hardware and Software	10.0	10.00	37,365	-	37,365	47,693
Improvements	5.0 to 20.0	5.0 to 20.0	34,317	(9,081)	25,236	25,574

Total			71,682	(9,081)	62,601	73,267

TOTAL			6,483,237	(2,344,629)	4,138,608	4,247,947

Average quarterly / annual depreciation rate - %					5.33	5.33

(*)Improvements are depreciated in view of estimated useful life of asset or term of rental agreements, whichever is shorter.

11. Property and Equipment (Continued)

			Consolidated

	Annual depreciation rates %		3.31.2009			12.31.2008

				Accumulated
	Nominal	Weighted average	Cost	depreciation	Net	Net

Lands	-	-	850,084	-	850,084	850,126
Buildings	3.33	3.33	2,418,368	(552,513)	1,865,855	1,874,136
Improvements	(*)	6.7	2,111,619	(943,035)	1,168,584	1,203,309
Equipment	10.0 to 33.0	12.7	1,186,483	(764,084)	422,399	435,203
Installations	20.0 to 25.0	20.0	484,792	(377,924)	106,868	111,870
Furniture and fixtures	10.0	10.0	500,466	(300,181)	200,285	209,522
Vehicle	20.0	20.0	23,101	(9,344)	13,757	14,366
Construction in progress	-	-	104,467	-	104,467	67,818
Other	10.0	10.0	2,863	(437)	2,426	69,922

			7,682,243	(2,947,518)	4,734,725	4,836,272

Leasing

Equipment	10,0 to 33,0	10.00	15,260	(2,134)	13,126	13,325
Hardware	10.0	10.00	39,981	(729)	39,252	48,912
Installations	20,0 to 25,0	10.00	6,992	(815)	6,178	5,210
Furniture and fixtures	10.0	10.00	4,686	(557)	4,129	3,883
Vehicle	20.0	20.00	2,746	(1,053)	1,693	1,776
Improvements	5.0 to 20.0	5.0 to 20.0	43,272	(11,651)	31,621	32,055

Total			112,937	(16,939)	95,998	105,162

TOTAL			7,795,180	(2,964,457)	4,830,723	4,941,434

Average quarterly / annual depreciation rate - %					5.72	5.76

(*)Improvements are depreciated in view of estimated useful life of asset or term of rental agreements, whichever is shorter.

11. Property and Equipment (Continued)

a) Additions to property and equipment

		Parent Company		Consolidated

				Period ended at

	03.31.2009	03.31.2008	03.31.2009	03.31.2008

Additions	61,586	91,341	84,060	112,340
Leasing	10,400	4,150	13,317	5,206
Capitalized interest	2,360	5,905	2,938	6,206

	74,347	101,396	100,315	123,752

Additions made by the Company relate to purchases of operating assets, acquisition of land and buildings to expand activities, construction of new stores, modernization of existing warehouses, improvements of various stores and investment in equipment and information technology.

12. Intangible Assets

	Parent
	Company	Consolidated

	Balances at	Balances at				Balances at
	03.31.2009	12.31.2008	Additions	Transfer	Amortization	03.31.2009

Software	120,409	81,953	20,963	24,874	(6,563)	121,227

Goodwill	307,344	577,757	-	1,733	-	579,490

Total	427,753	659,710	20,963	26,607	(6,563)	700,717

Upon the acquisition of subsidiaries and for consolidation purposes, the amounts originally recorded under investments – as goodwill based mainly on expected future profitability – were transferred to intangible assets and were amortized until December 31, 2008 over periods consistent with the earnings projections on which they were originally based, limited for 10 years.

The recoverability test of the Company’s intangible assets carried out at December 31, 2008 did not require the recognition of losses, since the estimated usage value exceeds its net book value on the valuation date. On March 31, 2009, the Company’s Management did not identify material changes in assumptions and data used in the assessment made in the previous year-end.

13. Loans and Financing

i) Breakdown of debt

		Parent Company		Consolidated

	Note	3.31.2009	12.31.2008	3.31.2009	12.31.2008

Debentures	13d	7,535	35,681	7,535	35,681
Swap agreements	13a	293	2,024	293	2,024
Funding cost		(844)	(844)	(844)	(844)

		6,984	36,861	6,984	36,861

Domestic currency
BNDES	13b	78,062	93,057	78,062	93,057
Working capital	13a	391,417	-	441,871	-
Financial leasing	21	27,246	21,555	37,446	31,308
Funding cost		(2,809)	(3,400)	(5,304)	(3,870)

		493,916	111,212	552,075	120,495

Foreign currency
BNDES	13b	8,730	10,562	8,730	10,562
Working capital	13a	196,198	184,526	198,795	182,355
Swap agreements	13a	(31,517)	(21,069)	(30,652)	(12,267)
Funding cost		(183)	(183)	(565)	(565)

		173,229	173,836	176,308	180,085

		Parent Company		Consolidated

	Note	3.31.2009	12.31.2008	3.31.2009	12.31.2008

Debentures	13d	779,650	779,650	779,650	779,650
Funding cost		(1,571)	(1,782)	(1,571)	(1,782)

		778,079	777,868	778,079	777,868

BNDES	13b	100,402	109,750	100,402	109,750
Working capital	13a	-	381,089	-	430,189
PAFIDC quotas	8	-	-	959,200	930,849
Financial leasing	21	52,849	53,430	70,805	71,647
Funding cost		(162)	(410)	(162)	(513)

		153,089	543,859	1,130,245	1,541,922

BNDES	13b	-	877		877
Working capital	13a	454,864	461,840	841,770	837,804
Swap agreements	13a	(92,883)	(107,618)	(64,183)	(79,561)
Funding cost		(213)	(256)	(667)	(807)

		361,768	354,843	776,920	758,313

Total long-term		1,292,936	1,676,570	2,685,244	3,078,103

Funding costs are mainly established by intermediation commission and IOF “tax on financial operations”, pursuant to CPC 08.

13. Loans and Financing (Continued)

(ii) Noncurrent maturity

Maturity	Parent Company	Consolidated

from 13 to 24 months	41,653	1,295,825
from 25 to 48 months	663,765	714,804
from 49 to 60 months	297,105	375,620
over 60 months	292,359	301,395

Subtotal	1,294,882	2,687,644

Funding cost	(1,946)	(2,400)

Total	1,292,936	2,685,244

a) Working capital financing

Obtained from local banks and part of it is used to fund customer credit (the remaining balance not granted to PAFIDC), or originated from needs of financing of GPA growth. This is made without guarantees, but endorsed by the Company in case of Sendas Distribuidora.

			Parent Company			Consolidated

		Rate*	3.31.2009	12.31.2008	Rate*	3.31.2009	12.31.2008

Debt
Domestic currency
Banco do Brasil	CDI	93.6%	391,417	381,089	93.8%	441,871	430,189

			391,417	381,089		441,871	430,189

Foreign currency
ABN AMRO	YEN	1.69%	143,347	156,269	5.52%	481,843	480,736
Santander	USD	5.75%	507,715	490,097	6.13%	558,722	539,423

			651,062	646,366		1,040,565	1,020,159

Swap agreements
ABN AMRO	CDI	101.8%	(28,985)	(44,835)	104.2%	(15,072)	(23,689)
Santander	CDI	101.0%	(102,425)	(92,775)	103.2%	(86,773)	(92,775)
Votorantim	CDI	100.0%	1,468	1,861	100.0%	1,468	17,574
Pactual	CDI	100.0%	5,542	7,062	100.0%	5,542	7,062

			(124,400)	(128,687)		(94,835)	(91,828)

Overall total			918,079	898,768		1,387,601	1,358,520

* Average weighted rate

13. Loans and Financing (Continued)

The Company uses swap operations to convert U.S. dollar-denominated, yen-denominated obligations and fixed interest rate to Brazilian real pegged to CDI (floating) interest rate. The Company concurrently executed with the same counterparty currency and interest rates swaps operations.

CDI annual benchmark rate at March 31, 2009 stood at 12.72% (12.38% at December 31, 2008).

b) BNDES credit line

The line of credit agreements, denominated in reais, with the Brazilian National Bank for Economic and Social Development (BNDES), are either subject to the indexation based on TJLP rate (long-term rate), plus annual interest rates, or are denominated based on a basket of foreign currencies to reflect the BNDES’ funding portfolio, plus annual interest rates. Financing is paid in monthly installments after a grace period, as mentioned below.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and is required to comply with certain debt covenants, calculated on the consolidated balance sheet, in accordance with Brazilian GAAP, including: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.40 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. Management effectively controls and monitors covenants, which were fully performed. The parent company offered pledges as a joint and several liable party for settlement of the agreements.

In the event the TJLP exceeds 6% per annum, the surplus is added to the principal. In the period ended at March 31, 2009 and, R$113 were added to the principal (R$611 at December 31, 2008).

			Parent Company and Consolidated

		Number of
Annual financial charges	Grace period in months	monthly	Maturity	3.31.2009	12.31.2008
		installments

Currency basket + 4.125%	14	60	Jan/2010	8,731	11,439
TJLP + 4.125%	12	60	Nov/2009	37,634	51,730
TLJP+ 1.0%	12	60	Nov/2009	2,273	3,124
TLJP+ 3.2%	6	60	Nov/2012	121,066	129,277
TLJP+ 2.70%	6	60	Nov/2012	17,490	18,676

				187,194	214,246

13. Loans and Financing (Continued)

c) Redeemable PAFIDC quotas of interest

As per Official Memorandum CVM/SNC/SEP 01/2006, the Company reclassified its PAFIDC quotas, given their characteristics into the item “Loans and financing” (Note 8).

d) Debentures

(i) Breakdown of outstanding debentures – 6th issue

			Annual
		Outstanding	financial
	Type	securities	charges	Unit price	3.31.2009	12.31.2008

1st series	No preference	54,000	CDI + 0.5%	10,097	545,219	564,713
2nd series	No preference	23,965	CDI + 0.5%	10,097	241,966	250,618
1st and 2nd series	Interest swap		104.96% of CDI		293	2,024
Funding cost					(2,415)	(2,626)

Parent Company/Consolidated – short and long-term					785,063	814,729

Non-current liabilities					778,079	777,868

Current liabilities					6,984	36,861

(ii) Debenture operation

	Number of
	debentures	Value

At December 31, 2007	77,965	806,789

Paid interest and swap		(90,118)
Interest net of payment and swap		98,058

At December 31, 2008	77,965	814,729

Paid interest and swap		(52,788)
Interest net of payment and swap		23,122

At March 31, 2009	77,965	785,063

13. Loans and Financing (Continued)

(iii) Additional information

Sixth issue – at March 1, 2007, shareholders approved the issue and public placement limited to R$779,650 of 77,965 non-convertible debentures. The Company received proceeds of R$551,518, for 54,000 debentures issued from the first series, and R$245,263 of 23,965 debentures (with negative goodwill of 0.24032%), issued from the second series. Out of proceeds obtained from second series, R$242,721 were used to amortize 23,965 debentures of the fifth issue and part of interest. The debentures are indexed to the average rate of CDI and accrue annual spread of 0.5% payable every six months, starting at September 1, 2007 and ending at March 1, 2013. The debentures amortization will take place at March 1, 2011, March 1, 2012 and March 1, 2013, amounting to 25,988 debentures for each year. The debentures will not be subject to renegotiation until maturity at March 1, 2013.

The Company is in compliance with debt covenants provided for in the 6th issue, calculated over the consolidated balance sheet, in accordance with the accounting practices adopted in Brazil: (i) net debt (debt less cash and cash equivalents and accounts receivable) not higher than the balance of shareholders’ equity; (ii) maintenance of a ratio between net debt and EBITDA (Note 23), lower or equal to 3.25.

14. Financial Instruments

GPA maintains financial instruments operations with a view to contribute with its capacity of investments in order to sustain its growth strategy. Operations with derivatives have exclusive objective of reducing the exposure to the foreign currency fluctuation and interest rate risks to maintain the balanced capital structure.

Parent company’s financial instruments and consolidated have been reported pursuant to CVM Deliberation 566 of December 17, 2008, which approved the Technical Pronouncement CPC 14 and CVM Ruling 475 of December 17, 2008.

14. Financial Instruments (Continued)

Main financial instruments and their amounts by category are as follows:

		Parent Company

	Book Value		Fair Value

	3.31.2009	12.31.2008	3.31.2009	12.31.2008

Cash and cash equivalents	898,333	1,253,727	898,333	1,253,727
Accounts receivable and PAFIDC	750,209	946,154	656,338	946,154
Related parties	593,092	509,818	593,092	509,818
Suppliers	(1,741,281)	(1,834,286)	(1,741,281)	(1,834,286)
Loans and financing (*)	(1,182,002)	(1,183,750)	(1,180,105)	(1,180,804)
Debentures	(785,063)	(814,729)	(745,408)	(775,764)

Net exposure	(1,466,712)	(1,123,066)	(1,519,031)	(1,081,155)

		Consolidated

	Book Value		Fair Value

	3.31.2009	12.31.2008	3.31.2009	12.31.2008

Cash and cash equivalents	1,232,219	1,625,612	1,232,219	1,625,612
Accounts receivable and PAFIDC	2,067,139	2,251,546	2,067,310	2,251,546
Related parties	255,626	264,039	255,626	264,039
Suppliers	(2,215,420)	(2,409,501)	(2,215,420)	(2,409,501)
Loans and financing (*)	(2,635,548)	(2,600,815)	(2,633,605)	(2,597,546)
Debentures	(785,063)	(814,729)	(745,408)	(775,764)

Net exposure	(2,081,047)	(1,683,848)	(2,039,278)	(1,641,614)

(*) Loansandderivativefinancial irvalue instruments hedgearerecordedby classified value.

The Company adopts risk control policies and procedures, as outlined below:

a) Considerations on risk factors that may affect the business of the Company and its subsidiaries.

(i) Credit risk

• Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts policies restricting the marketable securities that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution credit ratings, which are frequently restated (Note 4).

• Receivables: the Company sells directly to individual customers through post-dated checks, in a very small portion of sales nearly 0.40% of sales in the quarter ended March 31, 2009 (0.52% of sales at March 31, 2008).

14. Financial Instruments (Continued)

Credit card and/or tickets sales are mostly assigned to PAFIDC, the risk of which is related and limited to the amount of subordinated quotas held by the Company (Note 8).

(ii) Interest rate risk

The Company and its subsidiaries are subject to market risks increase, due to the liabilities component of derivative operations (currency hedge) and CDI-related debts. The balance of marketable securities indexed to CDI, partially offsets this effect.

(iii) Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which increase the liabilities balances of foreign currency-denominated loans, therefore, the Company and its subsidiaries contract derivative financial operations so that to be protected from exchange variation deriving from foreign currency-denominated loans. Swap agreements were the instruments used.

(iv) Derivatives Financial Instruments

The Company designates part of swap agreements as fair value hedge of a portion of foreign currency-denominated debts (U.S. dollars and Japanese yen), to domestic interest rates (CDI). These agreements amounted to a benchmark value of R$743,805, at March 31, 2009. The contracting of these instruments is made within same terms of financing agreement and preferably with same financial institution and within the limits approved by Management.

Other swap agreements are substantially related to debentures and BNDES loans, swapping percentage of variable domestic interest rates plus fixed interest rates with variable interest rates (CDI). These instruments were classified as “measured at fair value to income”

According to the Company’s treasury policy, swaps with caps are not allowed, as well as “regret” clauses, double index, flexible options or any other types of options different from traditional swaps, for speculative purposes, rather than the hedge of debts.

The Company’s internal control environment was designed so as to ensure that transactions executed are in compliance with this treasury policy.

14. Financial Instruments (Continued)

The Company calculates the effectiveness of this hedge at the beginning and on a continued basis (at least, quarterly) and hedges contracted at March 31, 2009 showed effectiveness in relation to the debts, purpose of this hedge. Provided that these derivative agreements are qualified as hedge accounting, pursuant to CPC 14, the hedged debt is also adjusted at fair value as per fair value hedge rules.

			Consolidated

Fair value hedge		3.31.2009	12.31.2008	3.31.2009	12.31.2008

Hedge purpose (debt)		(750,889)	(750,889)	(1,040,565)	(1,020,159)
Asset position
USD + Pre	5.93% a.a.	635,574	635,574	897,127	863,327
	(5.93% a.a. at Dec 31, 2008)
YEN + Pre	1.69% a.a.	108,231	108,231	143,347	156,270

	(1.69% a.a. at Dec 31, 2008)	743,805	743,805	1,040,474	1,019,597
Liability position
% CDI	102.35% a.a.	(743,805)	(743,805)	(938,630)	(918,848)

		(750,889)	(750,889)	(938,721)	(919,410)

			Consolidated

		Reference Value		Fair Value
	Measured at fair value

	through income	3.31.2009	12.31.2008	3.31.2009	12.31.2008

Asset position
CDI + Pre	100% of CDI + 0.5% a.a.	779,650	779,650	797,175	776,366
USD + Pre	100% of CDI - 4.61% a.a.	10,281	12,263	7,539	9,892

		789,931	791,913	804,714	786,258
Liability position
% CDI		789,931	791,913	804,714	786,258

Gains and losses, realized and unrealized, on these agreements are recorded in the net financial income and the balance receivable or payable in the fair value of R$94,542 is recorded in “loans and financing”.

The effects of fair value hedge to the net income for the period stood at R$(1,095) and R$(13,298) at March 31, 2009 and December 31, 2008, respectively.

14. Financial Instruments (Continued)

Other instruments marked at fair value showed effects of R$(3,643) and R$(12,495) on net income at March 31, 2009 and December 31, 2008, respectively.

(v) Fair values of derivative financial instruments

Fair values are calculated by projecting the future flows of operations, using the curves of BM&F Bovespa and carrying them at present value, using CDI market rates to swaps published by BM&F Bovespa.

The market values of swaps – exchange coupon x CDI were obtained by using exchange rates prevailing on the market on the balance sheet date and rates projected by the market obtained from currency coupon curves. In order to determine the coupon of foreign currency indexed- positions the straight line convention of 360 consecutive days was adopted and to determinate the coupon of CDI indexed-position the exponential convention of 252 business days was adopted.

b) Analysis of sensitivity of derivative financial instruments

CVM Ruling sets forth that publicly-held companies, supplementing the provision of item 59 of CPC 14 – Financial Instruments: Recognition, Measurement and Supporting Documentation should disclose a sensitivity analysis chart, for each type of market risk deemed as relevant by the Management, originated by financial instruments, to which the entity is exposed on each period closing date, including all derivative financial instruments.

Pursuant to the provision above, according to the Management’s evaluation, the most probable scenario is to realize on the maturity dates of each operation what the market has been signaling through market curves (currency and interest rates) of BM&F Bovespa. Therefore, in the probable scenario, there is no impact over the fair value of financial instruments mentioned above. For scenarios II and III, for exclusive effect of sensitivity analysis, a deterioration of 25% and 50%, respectively, was considered on risk variables until the maturity date of financial instruments.

For derivative instruments (destined to hedge its financial debt), variations in scenarios are accompanied by respective purposes of hedge, thus, evidencing that effects are practically null.

14. Financial Instruments (Continued)

For these operations, the Company disclosed the balance of purpose (debt) and hedged derivative financial instrument in separate items of a sensitivity analysis chart , so that to inform about the net exposure of the Company, in each one of the three scenarios mentioned, as shown below:

(i) Fair value hedge (on maturity dates)

Operations	Risk	Scenario I	Scenario II	Scenario III

Debt - USD	USD increase	(1,010,068)	(1,262,584)	(1,515,101)
Swap (long position in USD)	USD increase	1,010,416	1,263,020	1,515,624

	net effect	348	436	523

Debt - YEN	YEN increase	(182,244)	(227,805)	(273,366)
Swap (long position in YEN)	YEN increase	182,244	227,805	273,366

	net effect	-	-	-

Swap (short position in CDI)	CDI increase	(1,133,450)	(1,182,171)	(1,232,255)

Total net effect			(48,633)	(98,630)

The Company’s net exposure corresponds to CDI-related debt and the total net effect represents the deterioration of scenario II at R$48,633 and of scenario III at R$98,630 in relation to scenario I, which is considered the most probable scenario considered by the Company.

a. Measured at fair value through income

Operations	Risk	Scenario I	Scenario II	Scenario III

Swap (long position in USD)	USD decrease	7,889	6,052	4,126
Swap (short position in CDI)	CDI increase	(14,909)	(15,050)	(15,189)

	net effect	(7,020)	(8,998)	(11,063)

Swap (long position in CDI + pre)	CDI increase	1,027,855	1,141,165	1,201,444
Swap (short position in CDI)	CDI increase	(1,027,632)	(1,144,483)	(1,207,803)

	net effect	223	(3,318)	(6,359)

Total net effect of difference between the scenarios		(6,797)	(12,316)	(17,422)

14. Financial Instruments (Continued)

The total net effect of scenarios mentioned above is basically due to the Company’s exposure to CDI.

Sensitivity assumptions

The Company used projected future interest and U.S. dollar rates, obtained with BM&F on the maturity date of each agreement, considering an increment of 25% in scenario II and an increment of 50% for scenario III.

In order to calculate the net exposure, all derivatives were considered at fair value on respective maturity dates, as well as its related debts (hedged elements) and other Company’s financial instruments.

15. Taxes and Social Contribution Payable

The amounts payable were as follows:

	Parent Company		Consolidated

	3.31.2009	12.31.2008	3.31.2009	12.31.2008

Current
PIS and COFINS payable and other	7,752	24,349	16,434	31,142
Provision for Income and Social Contribution Taxes	4,689	-	14,058	13,860

	12,441	24,349	30,492	45,002

Taxes paid by installments
INSS	39,472	39,047	39,472	39,047
CPMF	9,403	9,834	11,427	11,835
Other	3,184	14,164	3,380	14,350

	52,059	63,045	54,279	65,232

Total current	64,500	87,394	84,771	110,234

Non-current
Taxes paid by installments
INSS	128,284	136,664	128,283	136,664
CPMF	30,559	34,417	37,139	41,421
Other	21,421	21,504	22,663	22,742

	180,264	192,585	188,085	200,827

Total non-current	244,764	279,979	272,856	311,061

15. Taxes and Social Contribution Payable (Continued)

Tax payment by installments includes the following amounts:

(i) INSS and CPMF – The Company discontinued certain lawsuits and filed application for the Special Tax Payment Installments Program (“PAES”), pursuant to Law 10,680/2003. These installment payments are subject to the Long-Term Interest Rate – TJLP and may be payable within 120 months.

(ii) Other – The Company also filed application to participate in the State and Municipal Tax Payment Installments Program (PPI). These taxes are adjusted by SELIC, and may be payable within 120 months.

16. Provision for Contingencies

Provision for contingencies is estimated by Management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company’s legal counsel and is stated net of related judicial deposits, as shown below:

	Parent Company

	COFINS and			Civil and
	PIS	Other	Labor	other	Total

Balance at December 31, 2008	1,030,560	29,482	-	109,713	1,169,755
Additions	1,683	-	2,378	2,902	6,963
Reversal/payment	-	-	(3,999)	(155)	(4,154)
Monetary restament	18,237	597	1,621	3,681	24,136
Judicial deposits	(1,967)	-	-	(1,937)	(3,904)

Balance at March 31, 2009	1,048,513	30,079	-	114,204	1,192,796

	Consolidated

	COFINS and			Civil and
	PIS	Other	Labor	other	Total

Balance at December 31, 2008	1,096,405	31,666	4	116,050	1,244,125
Additions	3,259	-	3,998	2,928	10,185
Reversal/payment	-	-	(5,835)	(984)	(6,819)
Monetary restament	19,447	668	1,837	3,895	25,847
Judicial deposits	(1,967)	(8)	-	(2,007)	(3,982)

Balance at March 31, 2009	1,117,144	32,326	4	119,882	1,269,356

16. Provision for Contingencies (Continued)

a) Taxes

Tax-related contingencies are indexed to the Central Bank Overnight Rate (“SELIC”), 12.97% at March 31, 2009 (11.89% at December 31, 2008), and are subject, when applicable, to fines. In all cases, both interest charges and fines, when applicable, have been computed with respect to unpaid amounts and are fully accrued.

COFINS and PIS

The Company and its subsidiaries discuss the constitutionality of the change in the basis of taxation of the Social Integration Tax (PIS) and the increase in the rate and basis of calculation of the Social Security Tax (COFINS) (Law 9,718/99). The provision includes unpaid amounts, monetarily restated, at March 31, 2009, amounting to R$1,063,110 (R$1,048,683 at December 31, 2008) resulting from the lawsuits in progress at the Regional Federal Court, and up to this moment, the Company has not been required to make judicial deposits.

As the calculation system of such contributions started to use the non-cumulative tax principle in the calculation of PIS (Law 10,637/02) and COFINS (Law 10,833/03), the Company and its subsidiaries then started to apply said rules, as well as, to question with the Judiciary Branch, the extension of tax base of such contributions, as well as the appropriation of credits not accepted by laws. The provision recorded in the balance sheet at March 31, 2009 in the amount of R$180,490 (R$172,211 at December 31, 2008) includes the unpaid installment, monetarily restated. There are guarantees for these discussions in order to ensure the suspension of liabilities, judicial deposit amounting to R$126,456.

Other

The Company and its subsidiaries have other tax contingencies, which after analysis of its legal counsels, were deemed as probable losses or as issues likely to be booked pursuant to CVM regulation. These are: IPI on codfish imports, for which it already has a deposit, notice regarding differences in the indices used (“Summer Plan”), IRRF and INSS notices, as well as notices related to purchase, manufacturing and sale transactions for export purposes of soybean and its byproducts (PIS, COFINS and IRPJ). The amount recorded at March 31, 2009 in accounting books for such issues is R$34,365 (R$33,698 at December 31, 2008), and a judicial deposit of R$2,040.

16. Provision for Contingencies (Continued)

b) Labor claims

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At March 31, 2009, the Company recorded a provision of R$53,960 (R$53,585 at December 31, 2008) assessed as probable risk. Lawsuits the loss of which is deemed as possible by our legal counsels at March 31, 2009 are R$15,396 (R$11,519 at December 31, 2008). Management, assisted by its legal counsels, evaluates these contingencies and provides for losses where reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the Referential Interest Rate (“TR”) (0.37% accumulated in the year ended March 31, 2009) plus 1% monthly interest.

c) Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil natures, among others. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels consider losses to be probable.

Among these lawsuits, we point out the following:

• The Company brought a writ of mandamus in order to be entitled to not pay the contributions provided for by Complementary Law 110/2001 related to the FGTS (Government Severance Indemnity Fund for Employees) financing. The Company obtained a preliminary injunction recognizing the right of not paying such contributions. Subsequently, this preliminary injunction was reversed, determining the judicial deposit of unpaid amounts during the effectiveness period of the preliminary injunction. The enforceability of tax credit is suspended in view of appeal filed, which awaits decision by the Regional Federal Court. At March 31, 2009, the amount accrued is R$55,767 (R$54,184 at December 31, 2008) and the Company made a R$9,522 (R$9,487 at December 31, 2008) judicial deposit, protecting the period in which it was not covered by the preliminary injunction.

16. Provision for Contingencies (Continued)

• The Company filed a declaratory action of absence of legal relationship, in what concerns the contribution to SEBRAE, as enacted by Law 8,029/90, in order to also obtain the acknowledgement of restated credit for offsetting with balances payable to SESC (Social Service for Trade) and SENAC (National Service for Commercial Training), excluding the 30% limit. The Company was granted the right of not paying the falling due contributions, provided that judicial deposits are made, as usual. The proceeding awaits a decision of the extraordinary appeal. At March 31, 2009, the accrued amount is R$45,773 (R$43,537 at December 31, 2008), and judicial deposit in the amount of R$46,862 (R$44,901 at December 31, 2008).

• The Company by means of a writ of mandamus is challenging the constitutionality of the FUNRURAL (Rural Workers’ Assistance Fund) for companies located in urban areas. The lawsuit is in progress at the Regional Federal Court and the amount of the provision is at March 31, 2009 is R$36,577 (R$35,868 at December 31, 2008). There is no judicial deposit for such proceeding.

• The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a provisional lease amount, which then is paid by the stores, until report and decision define the final lease amount. The set up provision of difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. At March 31, 2009, the accrual amount for these lawsuits is R$15,944 (R$15,797 at December 31, 2008), for which there are no judicial deposits.

d) Possible losses

The Company has other contingencies which have been analyzed by the legal counsel and deemed as possible but not probable; therefore, have not been accrued, at March 31, 2009, as follows:

• INSS (Social Security Tax) – The Company was served notice regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, amounts to R$108,473 (R$108,473 at December 31, 2008). These proceedings are under administrative discussion, starting the court stage.

16. Provision for Contingencies (Continued)

• IRPJ, IRRF and CSLL – The Company was served several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and tax payment discrepancies, all of them await final decision in the administrative level, the amount of which corresponds to R$195,240 (R$146,643 at December 31, 2008).

• COFINS, PIS and CPMF – The Company has been challenged through administrative proceedings regarding motion for offsetting, tax payment discrepancies, in addition to the aforementioned collection of taxes on soybean export operations. These proceedings await decision in the administrative level. The amount involved in these assessments is R$500,276 (R$498,402 at December 31, 2008) and await administrative decision.

• ICMS – The Company was served notice by the state tax authorities regarding the appropriation of electricity credits, acquisitions from suppliers considered to be disreputable, return of goods to its stores, refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the state of São Paulo, among others, not relevant. The total amount of these assessments is R$1,198,375 (R$1,193,266 at December 31, 2008), which await a final decision in the administrative and court levels.

• ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – These are related to assessments on third parties retention, tax payment discrepancies, fines due to non-compliance of ancillary obligations and sundry taxes, the amount of which is R$34,751 (R$34,628 at December 31, 2008) and await administrative and court decisions.

• Other contingencies – They are related to administrative lawsuits and lawsuits under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”) (in many states), Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), in great majority related to suits for damages, amounting to R$86,651 (R$69,097 at December 31, 2008).

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for contingencies be set up.

16. Provision for Contingencies (Continued)

e) Appeal and judicial deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of equivalent amounts pending final legal decisions, in addition to collateral deposits related to provisions for lawsuits.

f) Guarantees

The Company has granted collaterals to some lawsuits of civil, labor and tax nature, as shown below:

Lawsuits	Real Estate	Equipment	Letter of Guarantee	Total

Tax	599,340	1,383	469,586	1,070,309
Labor	5,604	3,623	73,176	82,403
Civil and other	10,951	1,229	44,145	56,325

Total	615,895	6,235	586,907	1,209,037

17. Income and Social Contribution Taxes

a) Income and social contribution taxes expense reconciliation

	Parent Company		Consolidated

	3.31.2009	3.31.2008	3.31.2009	3.31.2008

Earnings before income tax	126,981	44,211	135,355	62,660

Profit sharing	(3,191)	(2,582)	(4,449)	(3,600)

Earnings before income tax	123,790	41,629	130,906	59,060

Income tax at nominal rate	(30,948)	(10,407)	(39,590)	(18,491)

Income tax incentive	-	-	-	76
Equity accounting and provision for
capital deficiency of subsidiary	4,615	4,742	1,331	417
Other permanent differences	(2,599)	(2,740)	2,997	(4,095)

Effective income tax	(28,932)	(8,405)	(35,263)	(22,093)

Income tax for the year
Current	(3,118)	226	(7,610)	(7,554)
On amortized goodwill (b(ii))	(25,774)	-	(27,008)	-
Deferred	(40)	(8,631)	(644)	(14,539)

Deferred income and social contribution taxes expenses	(28,932)	(8,405)	(35,262)	(22,093)

Effective rate	23.4%	20.2%	26.9%	37.4%

17. Income and Social Contribution Taxes (Continued)

b) Breakdown of deferred income and social contribution taxes

(i) At March 31, 2009, in compliance with CVM Ruling 371, the Company and its subsidiaries recorded deferred IRPJ and CSLL arising from tax loss carryforwards and temporary differences in the amount of R$547,745 (R$573,559 at December 31, 2008) in the Parent Company and R$1,102,422 (R$1,130,074 at December 31, 2008) in Consolidated.

	Parent Company		Consolidated

	3.31.2009	12.31.2008	3.31.2009	12.31.2008

Deferred income tax
Tax losses (i)	12,245	13,594	352,255	391,778
Provision for contingencies	62,033	60,031	85,955	83,612
Provision for hedge levied on a cash basis	14,727	12,853	40,808	38,783
Allowance for doubtful accounts	2,032	1,939	2,847	3,762
Goodwill	32,611	31,234	72,790	74,095
Deferred income tax Law 11,638/07	17,774	20,333	18,045	22,368
Deferred income tax on unamortized goodwill	(2,453)	-	(8,007)	-
Income tax on goodwill Vieri - Casino (ii)	388,422	414,196	388,422	414,196
Income tax on goodwill Sevilha - Assai (ii)	-	-	63,083	64,317
Provision for goodwill reduction	-	-	117,516	117,516
Other	20,354	19,379	27,463	25,843

Deferred income and social contribution tax assets	547,745	573,559	1,161,177	1,236,270

Provision for deferred income tax realization			(106,196)	(106,196)

Total deferred income tax assets	547,745	573,559	1,102,422	1,130,074

Current assets	151,196	46,421	205,913	94,358
Long-term assets	396,549	527,138	896,509	1,035,716

Deferred income and social contribution tax assets	547,745	573,559	1,102,422	1,130,074

(i) Recognition of deferred IRPJ and CSLL assets refer basically to tax loss carryforwards, acquired from Sé, and those generated by the subsidiary Sendas Distribuidora, realization of which, following restructuring measures, was considered probable, except for the provision for realization of deferred IRPJ shown in the previous table.

17. Income and Social Contribution Taxes (Continued)

(ii) At December 20, 2006, at Extraordinary General Meeting, the Company’s shareholders approved the merger operation of its parent company Vieri.

The special goodwill reserve, set up as a result of this merger, pursuant to paragraph 1 of article 6 of the CVM Ruling 319/99, which, at the end of each fiscal year and to the extent that the tax benefit to be earned by the Company, as a result of goodwill amortization, represents an effective decrease of taxes paid by the Company, purpose of capitalization at the Company, to the benefit of controlling shareholders, without prejudice to the preemptive right ensured to other shareholders in the subscription of capital increase resulting from said capitalization, all pursuant to article 7, caput and paragraphs 1 and 2 of CVM Ruling 319/99.

In order to enable a better presentation of the quarterly financial information, the goodwill net amount of R$515,488, less provision, which substantially represents the tax credit balance plus the amount of R$1,806 were classified as deferred IRPJ. The net goodwill at March 31, 2009 totaled R$388,422 (R$414,196 at December 31, 2008).

At March 31, 2008, the Extraordinary General Meeting approved the reverse merger of Sevilha by Barcelona. Also pursuant to CVM Ruling 319/99, the special goodwill reserve was created as a result of this merger. At March 31, 2009, the remaining net goodwill recorded by Barcelona amounted to R$63,083.

The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by the Management and by the Board of Directors, indicating the capacity of benefiting from the tax credit set up.

Based on these studies, the Company expects to recover these tax credits within a term of up to 10 years, as follows:

	Parent Company	Consolidated

	3.31.2009	3.31.2009

2009	114,867	160,931
2010	119,892	154,272
2011	121,703	159,530
2012	109,458	157,304
2013 up to 2018	81,826	470,385

	547,746	1,102,422

18. Shareholders’ Equity

a) Capital stock

Authorized capital comprises 400,000 (in thousands of shares) approved at the Extraordinary General Meeting held at November 26, 2007. In 1Q09, capital did not increase. Therefore, the subscribed and paid-up capital is comprised at March 31, 2009 of 235,249 (ditto at December 31, 2008) in thousands of registered shares with no par value, of which 99,680 (ditto at December 31, 2008) in thousands of common shares 135,569 (ditto at December 31, 2008) in thousands of preferred shares.

Treasury Shares

On January 16, 2009, the Board of Directors approved the Company’s buyback program for its preferred shares, including those traded as American Depositary Receipts – ADR’s, effective for 90 days as of January 19, inclusive, establishing a limit of 3,000,000 preferred shares for buyback. On March 31, 2009, the program amounted to 369,600 repurchased preferred shares.

b) Share rights

The preferred shares are non-voting and have preference with respect to the distribution of capital in the event of liquidation. Each shareholder has the right pursuant to the Company's Bylaws to receive a proportional amount, based on their respective holdings to total common and preferred shares outstanding, of a total dividend of at least 25% of annual net income determined on the basis of financial statements prepared in accordance with Brazilian GAAP, to the extent profits are distributable, and after transfers to reserves as required by Brazilian Corporation Law, and a proportional amount of any additional dividends declared. The Company’s Bylaws provide that, to the extent funds are available, minimum non-cumulative preferred dividend to the preferred shares in the amount of R$0.08 per share. Beginning in 2003, the preferred shares are entitled to receive a dividend 10% greater than that paid to common shares or, if determined by the shareholders, in excess of the mandatory distribution.

Management is required by the Brazilian Corporation Law to propose dividends at year-end, at least, until the amount of mandatory dividend, which may include the interest on shareholders’ equity, net of taxes.

18. Shareholders’ Equity (Continued)

c) Capital reserve – Special goodwill reserve

This reserve was set up as a result of the corporate restructuring process outlined in Note 17 b(ii), against the merged net assets and represents the amount of future tax benefit to be earned by means of amortization of goodwill merged. The special reserve portion corresponding to the benefit earned may be capitalized at the end of each fiscal year to the benefit of the controlling shareholders, with the issue of new shares. The capital increase will be subject to the preemptive right of non-controlling shareholders, in the proportion of their respective interest, by type and class, at the time of the issue, and the amounts paid in the year related to such right will be directly delivered to the controlling shareholder, pursuant to provision in CVM Ruling 319/99 and CVM 349/01.

At December 31, 2006, the tax benefit recorded derived from the goodwill merged from Vieri amounted to R$517,294, which will be used in the capital increase, upon the realization of reserve.

d) Recognized granted options

With the enactment of Law 11,638/07 the account “recognized granted options” was created to recognize payments made to managers/suppliers are compensation pursuant to CPC 10.

e) Revenue reserve

(i) Legal reserve: is formed based on appropriations from retained earnings of 5% of annual net income, before any appropriations, and limited to 20% of the capital.

(ii) Expansion reserve: was approved by the shareholders to reserve funds to finance additional capital investments and working and current capital through the appropriation of up to 100% of the net income remaining after the legal appropriations and supported by capital budget, approved at meeting.

18. Shareholders’ Equity (Continued)

f) Preferred stock option plan

The Company offers a stock option plan for the purchase of preferred shares to management. The exercise of options guarantees the beneficiaries the same rights granted to the Company's other shareholders. The management of this plan was attributed to a committee designated by the Board of Directors.

The granting price for each lot of shares is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted.

The number of lot of shares may vary for each beneficiary or series. The vesting right to exercise the option may occur as follows and according to the following terms (i) 50% in the last month of third year subsequent to the granting date (1st tranche) and ii) until 50% in the last month of fifth year subsequent to the granting date (2nd tranche), and the remaining portion of the second tranche subject to restraint on alienation until the beneficiary’s retirement, as per formula defined in the regulation.

Shares subject to restraint on alienation (Q), upon the exercise of the options, are calculated by using the following formula outlined in the stock option plan:

Q =	(Q1 * Pm )Q1(* Pe )	where:

Pm

Q = Amount of shares to be encumbered by restraint on alienation.

Q1 = 50% of the total lots of Company’s shares as of the granting date.

Pm = Market price of the lot of Company’s shares as of the exercise date.

Pe = Original exercise price of the lot, determined on the granting date, observing the terms of the Plan.

The option price from the date of concession to the date of its exercise is updated by reference to the General Market Price Index - IGP-M variation, less dividends attributed for the period.

18. Shareholders’ Equity (Continued)

Pursuant to Clause 14.5 of the Plan, the application of the mentioned formula shall be adjusted taking into account the reverse share split of shares representing the Company’s capital stock, approved at the Extraordinary General Meeting held at July 30, 2007.

New preferred stock option plan

The Extraordinary General Meeting, held at December 20, 2006, approved the amendment to the Company’s Stock Option Plan, approved by the Extraordinary General Meeting held at April 28, 1997.

As from 2007, the granting of preferred stock option plan to management and employees will take place as follows:

Shares will be classified into two types: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased (reducer or accelerator), at discretion of the Plan Management Committee, in the course of 35 months following the granting date.

The price for each Silver-type share will correspond to the average of closing price of negotiations of the Company’s preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee resolves on the granting of option, with discount of 20%. The price per each Gold-type share will correspond to R$0.01 and the granting of these options are additional to the Silver options, and the granting or the exercise of Gold options is not possible separately. In both cases, the prices will not be restated.

The acquisition of rights to the options exercise will occur as follows in the following term: as of the 36th month to 48th month as of the start date defined as the date of the adhesion agreement of respective series and: a) 100% of granting of Silver-type shares; b) the quantity of Gold-type options to be determined by the Committee, after the compliance with granting conditions.

The series of previous plan continue in force until the respective maturity dates.

18. Shareholders’ Equity (Continued)

(i) Information on the stock option plans is summarized below:

				Price		Lot of shares

			2nd date of exercise and expiration	On the granting date	End of the period	Number of shares granted		Note exercised by dismissal
Series granted Granting	date	1st date of exercise					Exercised		Expired	Total in effect

Balance at December 31, 2008
Series VII	5/16/2003	5/16/2006	5/16/2008	20.00	25.09	1,000	(459)	(298)	(243)	-
Series VIII	4/30/2004	4/30/2007	4/30/2009	26.00	33.44	862	(216)	(436)	-	210
Series IX	5/15/2005	5/15/2008	5/15/2010	26.00	30.51	989	(180)	(534)	-	275
Series X	6/7/2006	6/7/2009	6/7/2011	33.00	39.61	901	-	(359)	-	542
Series A1 - Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	324	(115)	(6)	-	203
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(312)	(89)	-	721
Series A2 - Gold	3/3/2008	4/30/2008	3/30/2012	0.01	0.01	848	(280)	(6)	-	562
Series A2 - Silver	3/3/2008	4/30/2008	3/30/2012	26.93	26.93	950	(298)	(7)	-	645

						6,996	(1,860)	(1,735)	(243)	3,158

Balance at March 31, 2009
Series VII	5/16/2003	5/16/2006	5/16/2008	20.00	25.09	1,000	(459)	(298)	(243)	-
Series VIII	4/30/2004	4/30/2007	4/30/2009	26.00	33.13	862	(216)	(437)	-	209
Series IX	5/15/2005	5/15/2008	5/15/2010	26.00	30.23	989	(180)	(537)	-	272
Series X	6/7/2006	6/7/2009	6/7/2011	33.00	39.25	901	-	(364)	-	537
Series A1 - Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	324	(115)	(6)	-	203
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(312)	(94)	-	716
Series A2 - Gold	3/3/2008	4/30/2008	3/30/2012	0.01	0.01	848	(280)	(6)	-	562
Series A2 - Silver	3/3/2008	4/30/2008	3/30/2012	26.93	26.93	950	(298)	(7)	-	645

						6,996	(1,860)	(1,749)	(243)	3,144

18. Shareholders’ Equity (Continued)

Series	Granting	Date of	Amount	Exercise		Market
granted	date	exercise	exercised	price	Total	price

At March 31, 2009
Series IX	5/15/2005	9/11/2008	0	30.10	6	33.00
Series IX	5/15/2005	6/10/2008	180	28.66	5,151	34.11
Series VII	5/16/2003	12/13/2005	291	22.12	6,445	37.43
Series VII	5/16/2003	6/9/2006	4	22.12	91	33.33
Series VII	5/16/2003	7/10/2007	1	22.95	13	37.15
Series VII	5/16/2003	11/28/2007	1	23.76	13	28.56
Series VII	5/16/2003	6/10/2008	162	25.09	4,065	34.11
Series VIII	4/30/2004	5/15/2007	195	28.89	5,631	31.60
Series VIII	4/30/2004	7/10/2007	19	28.90	542	37.15
Series VIII	4/30/2004	5/27/2008	0	31.16	9	34.11
Series VIII	4/30/2004	6/10/2008	2	31.61	49	34.11
Series A1 Silver	4/13/2007	7/22/2008	2	24.63	44	37.00
Series A1 Silver	4/13/2007	9/11/2008	3	24.63	79	34.36
Series A1 Silver	4/13/2007	7/10/2007	11	24.63	260	37.15
Series A1 Silver	4/13/2007	11/28/2007	36	24.63	878	28.56
Series A1 Silver	4/13/2007	12/17/2007	70	24.63	1,734	33.26
Series A1 Silver	4/13/2007	3/10/2008	103	24.63	2,537	34.85
Series A1 Silver	4/13/2007	5/27/2008	84	24.63	2,063	34.11
Series A1 Silver	4/13/2007	6/10/2008	3	24.63	71	34.11
Series A1 Gold	4/13/2007	7/10/2007	3	0.01	0	37.15
Series A1 Gold	4/13/2007	11/28/2007	11	0.01	0	28.56
Series A1 Gold	4/13/2007	12/17/2007	31	0.01	0	33.26
Series A1 Gold	4/13/2007	3/10/2008	43	0.01	0	34.85
Series A1 Gold	4/13/2007	5/27/2008	27	0.01	0	34.11
Series A2 Silver	3/3/2008	7/22/2008	14	26.93	378	37.00
Series A2 Silver	3/3/2008	9/11/2008	8	26.93	204	34.36
Series A2 Silver	3/3/2008	3/10/2008	187	26.93	5,036	34.85
Series A2 Silver	3/3/2008	5/27/2008	83	26.93	2,239	34.11
Series A2 Silver	3/3/2008	6/10/2008	6	26.93	155	34.11
Series A2 Gold	3/3/2008	7/22/2008	13	0.01	0	37.00
Series A2 Gold	3/3/2008	9/11/2008	7	0.01	0	34.36
Series A2 Gold	3/3/2008	3/10/2008	178	0.01	2	34.85
Series A2 Gold	3/3/2008	5/27/2008	78	0.01	1	34.11
Series A2 Gold	3/3/2008	6/10/2008	4	0.01	0	34.11

			1,860		37,696

NB: Pursuant to assignments provided for in the stock option plan regulation, the Plan’s Management Committee approved an advanced date of the year of first tranche of series VII options for December 13, 2005.

At March 15, 2007, series VI was cancelled and at June 10, 2008, series VII.

At March 31, 2009, the Company’s preferred share price on BOVESPA was R$30.98 for each share.

18. Shareholders’ Equity (Continued)

At March 31, 2009, there are 369,600 treasury preferred shares, which can be used as spread to the options granted of the Plan.

(ii) The chart below shows the maximum percentage of interest dilution to which current shareholders eventually will be subject to in the event of exercise up to 2011 of all options granted:

	3.31.2009	12.31.2008

Number of shares	235,249	235,249
Balance of granted series in effect	3,144	3,158

Maximum percentage of dilution	1.32%	1.32%

The market value of each option granted is estimated on the granting date, by using the options pricing model “Black-Scholes” taking into account: expectation of dividends of 1.04% at March 31, 2009 (ditto at December 31, 2008), expectation of volatility of nearly 38.36% at March 31, 2009 (ditto at December 31, 2008), non-risk weighted average interest rate of 10.77% at March 31, 2009 (ditto at December 31, 2008). The expectation of average life of series VII and VIII is 4 years, whereas for series A1, the expectation is 3.5 years and for series A2, the expectation is 5 years.

		Weighted average of
Period ended at December 31, 2008	Shares	exercise price

Outstanding at the beginning of the period	3,235	24.03
Granted during the period	1,798	14.23
Cancelled during the period	(445)	27.07
Exercised during the period	(1,187)	17.52
Expired during the period	(243)	20.00

Outstanding at the end of the period	3,158	20.79

		Weighted average of
Period ended at March 31, 2009	Shares	exercise price

Outstanding at the beginning of the period	3,158	20.79
Cancelled during the period	(14)	28.27

Outstanding at the end of the period	3,144	20.75

18. Shareholders’ Equity (Continued)

Technical Pronouncement CPC 10 – Share-based payment determines that the effects of share-based payment transactions are reflected in income and in the entity’s balance sheet. The amounts recorded in income of Parent Company and Consolidated at March 31, 2009 and 2008 were R$4,323 and R$5,873, respectively.

19. Net Financial Income

		Period ended at

	Parent Company		Consolidated

	3.31.2009	3.31.2008	3.31.2009	3.31.2008

Financial expenses
Financial charges - BNDES	(4,884)	(7,776)	(4,884)	(7,776)
Financial charges - Debentures	(24,321)	(21,454)	(24,321)	(21,454)
Interest on loan	(17,661)	(10,417)	(23,864)	(15,634)
Swap operations	(6,966)	(6,541)	(14,274)	(19,610)
Mark-to-market of financial instruments	5,336	517	9,227	749
Capitalized interest	2,360	5,944	2,938	6,317
Receivables securitization	(27,316)	(26,814)	(32,781)	(31,708)
Financial charges on contingencies and taxes	(28,455)	(26,713)	(38,721)	(29,763)
Interest on financial leasing	(1,944)	(2,065)	(2,963)	(3,153)
CPMF and bank services	(3,162)	(4,325)	(6,498)	(7,535)
Interest on loan	(216)	(1,900)	(50)	(194)
Other financial expenses	622	(1,575)	(1,011)	(3,217)

Total financial expenses	(106,607)	(103,119)	(137,202)	(132,978)

Financial revenues
Interest on cash and cash equivalents	25,931	17,494	32,081	20,153
Financial discounts obtained	9,504	11,273	11,406	13,982
Financial charges on taxes and judicial deposits	7,067	4,405	10,161	9,412
Interest on installment sales	1,272	7,068	1,557	10,362
Interest on loan	9,257	435	-	507
Present value adjustment	956	46	1,154	(550)
Other financial revenue	1,424	4,193	2,402	4,795

Total financial revenues	61,903	54,065	66,012	68,883

Net financial income	(44,704)	(49,054)	(71,190)	(64,095)

20. Insurance Coverage

Coverage at March 31, 2009 is considered sufficient by Management to meet possible losses and is summarized as follows:

		Amount
Insured assets	Risks covered	insured

Property and equipment and inventories	Named risks	6,138,118
Profit	Loss of profits	1,465,051

The Company also holds specific policies covering civil and management liability risks in the amount of R$169,310.

21. Leasing Operations

(i) Gross liabilities from operating leasing – minimum lease payments

The installment payments of leasing (excluding costs of services, such as insurance and maintenance) classified as operating lease agreement should be recognized as expenses on a straight-line basis during the term of leasing. The Management considers operating lease (rental) of stores, in which there are no transfers of risks and benefits for the Company.

	Period ended at 3.31.2009

	Parent Company	Consolidated
Less than 1 year	222,089	282,664
Over 1 year and less than 5 years	946,543	1,256,191
Over 5 years	1,705,336	2,157,393

	2,873,968	3,696,247

21. Leasing Operations (Continued)

(ii) Contingent payments

The Management considers additional amounts paid as variable rental as contingent payments, defined by clause, varying between 0.5% and 2.5% over sales. Contingent payments recognized as expense during the period are stated below:

Periods ended at

Parent Company		Consolidated

3.31.2009	3.31.2008	3.31.2009	3.31.2008

61,309	60,737	81,418	79,604

(iii) Option conditions to renew or purchase and adjustment clauses

The terms of agreements for the period ended March 31, 2009 vary between 5 and 25 years and the agreement may be renewed according to the law of lease renewal action; the agreements have periodic adjustment clauses according to inflation indexes.

b) Financial Lease Liabilities

Leasing agreements classified as financial leasing amount to R$199,302 at March 31, 2009 (R$194,460 at March 31, 2008) for the Parent Company and for the Consolidated, R$247,427 at March 31, 2009 (R$242,231 at March 31, 2008), according to the chart below:

(i) Gross liabilities from financial leasing – minimum lease payments

	Period ended at 03.31.2009

	Parent Company	Consolidated

Less than 1 year	27,246	37,446
Over 1 year and less than 5 years	22,061	31,245
Over 5 years	30,788	39,560

Present value of financial lease agreements	80,095	108,251
Future financial charges on financial leasing	119,207	139,176

Gross value of financial lease agreements	199,302	247,427

21. Leasing Operations (Continued)

(ii) Contingent payments

The Management considers additional amounts paid as variable rental as contingent payments, defined by agreement, varying between 0.5% and 2.5% over sales. Contingent payments recognized as expenses during the year:

Period ended at

Parent Company		Consolidated

3.31.2009	3.31.2008	3.31.2009	3.31.2008

815	757	995	937

(iii) Option conditions to renew or purchase and adjustment clauses

The terms of agreements in the period ended at March 31, 2009 vary between 5 and 25 years and the agreement may be renewed according to the law of lease renewal action.

The Company has several leasing agreements which cannot be cancelled with purchase option clause by residual value with payment included in the monthly amortization, with depreciation rates varying between 5% and 20%, or by the amortization term of the agreement in the event of reasonable doubt about the exercise of option at the end of the agreement. The measurement of values is in line with CPC 06.

22. Private Pension Plan of Defined Contribution

The Company maintains a supplementary private pension plan of defined contribution to its employees by retaining the financial institution Brasilprev Seguros e Previdência S.A. for management purposes. When establishing the Plan, the Company provides monthly contributions on behalf of its employees on account of services rendered to the Company. Contributions made by the Company at March 31, 2009, amounted to R$446, employees’ contributions amounted to R$816 with 842 participants.

23. Statement of EBITDA – Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) (not audited)

	Period ended at

	Parent Company		Consolidated

	3.31.2009	3.31.2008	3.31.2009	3.31.2008

Operating income	126,981	44,211	135,355	62,660

(+) Net financial expenses	44,704	49,054	71,190	64,095
(+) Equity accounting	(18,459)	(18,968)	(3,914)	(1,227)
(+) Depreciation and amortization	84,623	111,856	109,310	145,180
(+) Other operating income	352	288	367	3,040

EBITDA	238,201	186,441	312,308	273,748

Net revenue from sales	3,180,242	2,905,971	4,641,454	4,244,090
% EBITDA	7.5%	6.4%	6.7%	6.5%

24. Statement of Added Value

	Period ended at

	Parent Company				Consolidated

	3.31.2009%		3.31.2008%		3.31.2009%		3.31.2008%

Revenues
Sale of goods	3,636,134		3,440,092		5,291,316		4,990,848
Allowance for doubtful accounts	(5,951)		(8,703)		(6,039)		(11,604)
Other operating revenues	(352)		(288)		(367)		(3,040)

	3,629,831		3,431,101		5,284,910		4,976,204
Inputs acquired from third parties
Cost of goods sold	(2,728,518)		(2,525,611)		(3,944,396)		(3,639,498)
Materials, electricity, third party services and	(244.327)		(229,201)		(350,733)		(330,753)
	(2,972,844)		(2,754,812)		(4,295,129)		(3,970,251)

Gross added value	656,986		676,289		989,781		1,005,953

Retentions
Depreciation and amortization	(84,623)		(111,856)		(109,310)		(145,180)

Net added value produced by entity	572,363		564,432		880,471		860,773

Received in transfer
Equity accounting	18,459		18,968		3,914		1,227
Minority interest	-		-		(786)		(3,743)
Financial revenues	61,903		54,065		66,013		68,883

	80,361		73,033		69,141		66,367

Total added value to distribute	652,725	100.0%	637,466	100.0%	949,612	100.0%	927,140	100.0%

Distribution of added value
Employees	264.661	40.5%	274,984	43.1%	365,248	38.5%	364,008	39.3%

Payroll	184,688	28.3%	199,233	31.3%	255,334	26.9%	263,587	28.4%
Profit sharing	3,191	0.5%	2,612	0.4%	4,449	0.5%	3,630	0.4%
Benefits	62,223	9.5%	55,873	8.8%	85,766	9.0%	75,869	8.2%
Charges	14,559	2.2%	17,266	2.7%	19,699	2.1%	20,922	2.3%
Taxes, fees and contributions	117,463	18.0%	162,017	25.4%	236,822	24.9%	290,526	31.3%

Federal	53,077	8.1%	66,564	10.4%	105,938	11.2%	122,510	13.2%
State	48,947	7.5%	81,190	12.7%	100,647	10.6%	142,484	15.4%
Municipal	15,439	2.4%	14,263	2.2%	30,237	3.2%	25,532	2.8%
Finance companies	175,743	26.9%	167,240	26.2%	252,684	26.6%	239,382	25.8%

Interest rates	106,608	16.3%	103,119	16.2%	137,202	14.4%	132,978	14.3%
Rentals	69,135	10.6%	64,122	10.1%	115,482	12.2%	106,404	11.5%

Profit retention	94,858	14.5%	33,224	5.2%	94,858	10.0%	33,224	3.6%

Total added value distributed	652,725		637,466		949,612		927,140

25. Subsequent events

a) Goodwill Utilization

At the Annual and Extraordinary General Meeting held on April 30, 2009, the shareholders approved:

(i) Capital stock increase, with no issue of new shares, in the total amount of R$150,250,527.48, by means of the capitalization of the following reserves: (a) Expansion reserve constituted in the Meeting held on April 30, 2008, in the amount of R$135,225,474.73; and (b) Profit retention reserve based on capital budget, in the amount of R$15,025,052.75; and

(ii) the Company’s capital stock increase for private subscription, by means of the capitalization of a portion of the Company’s special goodwill reserve, in the amount of R$88,780,155.73. Of this amount, R$17,756,050.77 will be capitalized without the issue of new shares, in benefit of all the Company’s shares, and R$71,024,104.96 will be capitalized in benefit of the Company’s controlling shareholder (Wilkes Participações S.A.), pursuant to Article 7 of Rule 319/99 of the Brazilian Securities and Exchange Commission (“CVM”) (as amended), by means of the issue of 2,197,528 new preferred shares of the Company. The issue price of shares was established at R$32.32 per preferred share, in accordance with the criterion set forth in Article 170, paragraph 1, III of Law 6,404/76, based on the weighted average of the 15 trading floors prior to the publication of the Call Notice to the General Meeting. The shares issued will be paid by means of the capitalization of a portion of the amounts existing in the special goodwill reserve recorded in the Company, on behalf of shareholder Wilkes Participações S.A., as set forth in Article 7 of CVM Rule 319/99. The new shares issued have the same rights and characteristics of preferred shares currently existing, however, they are not entitled to the receipt of dividends related to the year ended on December 31, 2008.

The Company’s shareholders are granted the preemptive right to subscribe shares issued in the capital stock increase, and it is certain that the shareholders exercising it shall pay the issue price of shares subscribed directly to Wilkes Participações S.A., in domestic currency, as authorized by Article 171, paragraph 2 of Law 6,404/76 and Article 7, paragraph 1 of CVM Rule 319/99. The shareholders may exercise the preemptive right dealt with in Article 171 of Law 6,404/76, for the preclusive period of thirty (30) days as from May 5, 2009, ending on June 3, 2009.

25. Subsequent Events

a) Goodwill Utilization -- Continued

As a result of the aforementioned capital increases, the Company’s capital stock is R$4,691,092,176.78, divided into 237,526,467 shares with non-par value, of which 99,679,851 are common shares and 137,846,616 are preferred shares. The shares issued as per the Annual and Extraordinary General Meeting held on April 30, 2009 will be allocated to the shareholders after the end of the term to exercise the preemptive right on June 3, 2009.

b) Fiscal Council

On April 30, 2009, at the Annual and Extraordinary General Meeting, the Company’s shareholders approved the instatement of the Fiscal Council on a permanent basis, which will exercise, in addition to the functions set forth in the Brazilian legislation, the functions of the Audit Committee, as required by the Securities and Exchange Commission (SEC), pursuant to Sarbanes-Oxley Act and Exchange Act Rule 10A-3(c)(3). As a result of the abovementioned, the Audit Committee was extinguished.

Pursuant to said Meeting, Messrs. Fernando Maida Dall Acqua, Mario Probst and Miguel Roberto Gherrize (chairman of this Fiscal Council) were elected to the Fiscal Council as sitting members, and Antonio Luiz de Campos Gurgel, John Michael Streithorst and Oswaldo Orsolin were elected as deputy members, respectively.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Operating Performance

The numbers related to the Group’s operating performance presented and commented on below refer to the consolidated figures, which include the entire operating results of Sendas Distribuidora (a joint venture with the Sendas chain in Rio de Janeiro) and Assai (a joint venture with Atacadista Assai in São Paulo).

The figures below also include the accounting changes introduced by Law 11.638/07, except where otherwise indicated, accompanied by comments on the pro-forma results, which exclude restructuring costs of R$ 23.0 million in the first quarter of 2008.

Sales Performance
Gross same-store sales move up 4.6% year-on-year in 1Q09
and 9.2% year-on-year in the first four months.

(R$ million)(1)	1Q09	1Q08	Chg. %
Gross Sales	5,291.3	4,990.8	6.0%
Net Sales	4,641.4	4,244.1	9.4%
(1) Totals may not tally as the figures are rounded off

Gross sales totaled R$ 5,291.3 million in 1Q09, 6.0% up on 1Q08, while net sales grew by 9.4% to R$ 4,641.4 million. In same-store terms, gross sales recorded a nominal increase of 4.6%, while net sales moved up by 7.9% . This performance was adversely affected by two calendar effects. Firstly, Easter fell in the second quarter this year, not the first quarter as in 2008; and secondly, February contained one less day than last year.

In the first four months, gross sales totaled R$ 7,277.8 million, while net sales stood at R$ 6,396.2 million, up by 10.6% and 13.9%, respectively, year-on-year (preliminary unaudited figures), exceeding the Company´s expectations. Under the same-store concept, gross sales climbed by 9.2%, or 3.3% in real terms, i.e. deflated by the IPCA- General Consumer Price Index1, higher than in 2008, an excellent performance given the current economic scenario.

Gross same-store sales of food products moved up by 8.6% year-on-year in the first four months, led by the beverage and personal care & household cleaning product categories. The food segment’s continuing strong performance confirms that there have been no significant changes in consumer purchasing habits.

Gross same-store sales of non-food products climbed by 11.1% in the first four months, led by the general merchandise and drugstore categories, whose growth outpaced the non-food average. It is worth noting that since February, the Group has done exceptionally well in the non-food segment, especially in the electronics/household appliance, general merchandise and drugstore categories, all of which posted double-digit same-store growth.

This performance was due to the adoption of a successful commercial strategy, executed through the combination of aggressive promotional offers and a correct product mix. The Group also continued to record a period increase in the average ticket, accompanied by higher customer traffic.

In terms of format, the 4M09 sales leaders were Pão de Açúcar, Extra (especially in the Northeast), Extra Fácil and Assai, all of which recorded gross sales growth equal to or higher than the Company average, and e-commerce (Extra.com.br and Pão de Açúcar Delivery) which reported year-on-year growth of more than 50%.

(1) Like ABRAS (the Brazilian Supermarket Association), the Company has adopted the IPCA – General Consumer Price Index as its inflation indicator, rather than the food component of the IPCA Index, for the following reasons: (i) product incompatibility (the food component of the IPCA basket is not representative of the Company’s entire product and brand mix (e.g. it does not include personal care and household cleaning products); (ii) family profiles (product weight in the food index is determined by the POF (Family Budget Survey), which considers families earning between one and 40 minimum wages per month (e.g. rice represents 3.61% of the food IPCA, but only 1.30% of GPA’s food sales); and (iii) the importance of channels and regions (the weight of regions/sales channels in the food component of the IPCA is out of step with GPA’s).

Gross profit moves up 5.7% in the quarter,
Despite the narrower gross margin, gross profit registered growth in the period

(R$ million)(1)	1Q09	1Q08	Chg. %
Gross Profit	1,176.2	1,112.6	5.7%
Gross Margin - %	25.3%	26.2%	-90 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

First-quarter gross profit totaled R$ 1,176.2 million, 5.7% up year-on-year, accompanied by a gross margin of 25.3%, down by 90 bps, due to the following factors:

(i) the change in the way ICMS (state VAT) is collected as of the second quarter of 2008, especially in the state of São Paulo, which provoked an increase in the cost of goods sold and in net revenue, given that ICMS was no longer booked under sales taxes, but under COGS. This reduced the gross margin by around 50 bps over 1Q08;

(ii) the increased share of the Assai banner, which accounted for 8.3% of the Group’s gross sales in 1Q09, versus 6.2% in the same period the year before. Assai’s margins are lower than those of the Group and the increase in its share of sales contributed a negative 20 bps to the overall gross margin;

(iii) the maintenance of a successful commercial strategy in 1Q09 that combined aggressive promotions with a correct product mix. This reduced the gross margin by around 20 bps.

Operating Expenses
Reduction of 120 bps in percentage-of-net-sales terms despite the absence of Easter

(R$ million)(1)	1Q09	1Q08	Chg. %
Selling Expenses	712.5	694.4	2.6%
Gen. Adm. Expenses	151.4	144.5	4.8%

Total Operating Expenses	863.9	838.8	3.0%
% of Net Sales	18.6%	19.8%	-120 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

First-quarter total operating expenses (selling, general and administrative expenses) amounted to R$ 863.9 million, 3.0% up year-on-year and equivalent to 18.6% of net sales, 120 bps down on 1Q08. It is worth noting that taxes and charges were booked under selling expenses as of 1Q09.

In addition, the 1Q08 operating results were affected by restructuring expenses totaling R$ 23.0 million, R$ 8.7 million of which from selling expenses and R$ 14.3 million from G&A expenses. Excluding this effect, operating expenses would have increased by 5.9% year-on-year.

The percentage-of-net-sales improvement was due to the continuation of the new management model adopted by the Company in 2008, focused on a comprehensive review and streamlining of processes, consistent control over expenses and adjustment of the organizational structure.

EBITDA of R$ 312.3 million in the quarter

(R$ million)(1)	1Q09	1Q08	Chg. %
EBITDA	312.3	273.7	14.1%
EBITDA Margin - %	6.7%	6.5%	20 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

First-quarter EBITDA totaled R$ 312.3 million, 14.1% up on the reported 1Q08 result. Growth came to 5.2% over pro-forma 1Q08 figure, which excludes the restructuring expenses recorded the year before.

Although the Company recorded a lower gross margin in the period, the combination of sales growth and stricter control over expenses led to an upturn both in EBITDA margin and in absolute terms (cash margin) over 1Q08.

First-quarter operating results were in line with the strategy adopted by the Group since the beginning of 2008 and the budget defined for the period, aimed at pursuing a balance between sales growth and profitability, as well as retaining strict control over expenses. The Company’s EBITDA margin, without the impact of Assai, would have come to 7.2% .

Financial Result
Net financial result negative by R$ 71.2 million in the quarter

(R$ million)(1)	1Q09	1Q08	Chg. %
Financ. Revenue	66.0	68.9	-4.2%
Financ. Expenses	(137.2)	(133.0)	3.2%

Net Financial Income	(71.2)	(64.1)	11.1%
(1) Totals may not tally as the figures are rounded off

The Group’s net financial result stood at R$ 71.2 million negative (negative R$ 64.1 million in 1Q08), chiefly due to the following below factors:

(R$ million)(1)	1Q09	1Q08	Chg. (R$)
(i) Debt Expenses	(70.3)	(67.6)	(2.7)
(i) Receivables Fund	(25.5)	(21.5)	(4.0)
(ii) Cash Returns	32.1	20.2	11.9
(iii) Mark to market	9.2	0.8	8.4
(iv) Restatement of Assets and Liabilities	(28.6)	(20.4)	(8.2)
(iv) Other Financial Revenues (Expenses)	11.9	24.4	(12.5)

Net Financial Result	(71.2)	(64.1)	(7.1)
CDI	2.9%	2.6%

(1) Totals may not tally as the figures are rounded off

(i) Debt Expenses and Receivables Fund (negative variation of R$ 6.7 million). The higher period CDI rate, although partially offset by a decline in the average gross debt in the quarter, led to an increase in funding costs.

(ii) Cash Returns (positive variation of R$ 11.9 million) due to the higher average cash position and the increase in the CDI rate.

(iii) Mark to market (positive variation of R$ 8.4 million) of the Company’s financial instruments, following the accounting changes introduced by Law 11.638/07.

(iv) Restatement of Assets and Liabilities and Other Revenue/Expenses (negative variation of R$ 20.7 million) mainly due to an increase in the restatement of contingencies generated by the higher CDI rate in the period. Other Revenue/Expenses also recorded a decline due to reduced revenue from interest-bearing installment sales and a reduction in capitalized interest due to the lower period CAPEX.

Thanks to the cash reinforcement measures adopted in 2008, together with the ongoing drive to optimize expenses and investments and maintain control over working capital, the Group recorded an even more solid capital structure in 1Q09, with a reduction in net debt and an increase in cash flow, leading to a net debt-to-EBITDA ratio of 0.90x.

The Company reaffirms its commitment to maintain its conservative policy of not assuming exchange risks and/or derivative arbitrage in funding and investment transactions.

It is important to point out that the end-of-1Q09 cash position is strongly impacted by the seasonality of working capital in the first quarter, given that the Group disburses its payments for the high volume of Christmas purchases in this period. From April on, this working capital pressure is reversed and the Company’s cash position gradually returns to the levels recorded in December 2008. In the 1Q09, the inventories were also impacted by the calendar effect (Easter).

Equity Income
Result reflects FIC’s strategy in private label and co-branded cards

With a 13.8% share of the Group’s sales in 1Q09, FIC (Financeira Itaú CBD) generated equity income of R$ 3.9 million, higher than the result for the entire year of 2008.

FIC closed the quarter with 6.1 million clients, 8.8% more than in 1Q08, and a receivables portfolio of R$ 1.6 billion. This performance was due to a stringent credit granting policy, ensuring one of the lowest default ratios in the market, in addition to a differentiated positioning vis-à-vis its peers.

Thanks to the creation of differentials to encourage the use of private label and co-branded cards, the current business focus, the private label and co-branded base grew by 13.2% year-on-year, closing the quarter at 5.2 million cards. These differentials included the creation of exclusive benefits and advantages for card holders (advantage club), including special promotions. We expect to increase the share of insurance and financial services in FIC’s revenue in the coming quarters.

Minority Interest: Sendas Distribuidora
EBITDA margin of 7.2% in 1Q09

The table below and the comments on Sendas Distribuidora’s operating performance do not include the stores converted into Assai in 4Q08. The results of Assai’s operational stores in Rio de Janeiro will be discussed in the section on Assai Atacadista.

SENDAS - Financial and Operating Highlights excluding Assai stores in Rio de Janeiro

(R$ million)(1)	1Q09	1Q08	Chg.%
Gross Sales	832.7	853.3	-2.4%
Net Sales	729.3	744.1	-2.0%
Gross Profit	200.8	205.2	-2.2%
Gross Margin - %	27.5%	27.6%	-10 bps (2)
Total Operating Expenses	148.1	152.5	-2.9%
% of Net Sales	20.3%	20.5%	-20 bps (2)
EBITDA	52.7	52.7	0.0%
EBITDA Margin - %	7.2%	7.1%	10 bps (2)
Net Income	5.0	4.3	16.6%
Net Margin - %	0.7%	0.6%	10 bps (2)

(1) Totals may not tally as the fi gures are rounded off
(2) basi s points

Sendas Distribuidora recorded gross sales of R$ 832.7 million in the first quarter, equivalent to 15.7% of the Group’s total gross sales. Net sales totaled R$ 729.3 million, despite the unfavorable calendar effect in 2009, with Easter falling in the second quarter and February being a day shorter, as mentioned before in the sales performance section.

The gross margin stood at 27.5%, virtually identical to the 1Q08, and gross profit totaled R$ 200.8 million, also showing no change, despite the absence of Easter.

Operating expenses (selling, general and administrative expenses) represented 20.3% of net sales, lower than the 20.5% recorded in the same period the year before as a result of the ongoing efforts to control and rationalize expenses.

The EBITDA margin stood at 7.2%, slightly higher than in 1Q08 and an exceptional figure given the absence of Easter in the quarter and the impact of the financial crisis on the economy. This result was due to the ongoing operational improvements since mid-2007, when the turnaround began, based on the constant control over expenses and the company’s strategic repositioning (operational clusterization, backed by competitive prices and a product assortment more appropriate to the region).

Net income totaled R$ 5.0 million in the first quarter, giving a negative minority interest of R$ 2.1 million.

Minority Interest: Assai Atacadista
Gross margin grew by 30 bps year-on-year

ASSAI - Financial and Operating Highlights
	1Q09 São Paulo and Ceará	1Q09 Rio de Janeiro	1Q09 Consolidated	1Q08	Chg.%

(R$ million)(1)
Gross Sales	407.0	33.8	440.8	307.3	43.5%
Net Sales	362.3	30.1	392.4	263.9	48.7%
Gross Profit	48.3	4.7	53.0	34.8	52.6%
Gross Margin - %	13.3%	15.6%	13.5%	13.2%	30 bps(2)
Total Operating Expenses	43.8	10.4	54.2	28.9	87.6%
% of Net Sales	12.1%	34.6%	13.8%	10.9%	290 bps(2)
EBITDA	4.6	(5.7)	(1.1)	5.9
EBITDA Margin - %	1.3%	-19.0%	-0.3%	2.2%	-250 bps(2)
Net Income	0.4	(3.5)	(3.2)	2.6
Net Margin - %	0.1%	-11.8%	-0.8%	1.0%	-180 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

Assai’s consolidated gross sales, including the stores in São Paulo, Ceará and Rio de Janeiro, totaled R$ 440.8 million in the first quarter, 43.5% up year-on-year, while net sales stood at R$ 392.4 million. Gross profit totaled R$ 53.0 million, up by 52.6%, accompanied by a gross margin of 13.5%, also higher than in the same period the year before.

Operating expenses came to R$ 54.2 million impacted by the opening of new stores, representing 13.8% of net sales, as a result of higher expenses from advertising, personnel, utilities and third-party services. Consequently, EBITDA was R$ 1.1 million negative, with a negative margin of 0.3%

This result also reflects investments in price competitiveness aimed at gaining market share, in line with the Company’s strategy and expectations. It is worth noting that these figures were strongly impacted by the opening of new stores and the conversion of existing stores to the Assai format, especially in Rio de Janeiro, which is a highly competitive market. The increased number of Assai stores was in line with the strategy of building the brand’s image in new markets (Rio de Janeiro and Ceará). Although these initiatives led to substantial period sales growth, it is worth stressing that the sales of the new and converted stores have not yet reached maturity, when expenses will be more diluted.

As a result of all the above, Assai’s recorded a net loss of R$ 3.2 million in 1Q09, giving a positive minority interest of R$ 1.4 million.

Net Income
Net income grows by 185.5% in the quarter

(R$ million)(1)	1Q09	1Q08	Chg. %
Net Income	94.9	33.2	185.5%
Net Margin - %	2.0%	0.8%	120 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

The Company posted a 1Q09 net income of R$ 94.9 million, a hefty 185.5% up on reported net income in 1Q08. It is worth noting that this increase was achieved even with the absence of Easter in the period, differently from what happened in the 1Q08. This performance was achieved thanks to sales growth and consistent control over expenses, which substantially improved the Company’s operating performance.

It is worth remembering that 1Q08 net income was impacted by restructuring expenses of R$ 23.0 million. Furthermore, despite the application of Law 11.638/07, 1Q08 net income still included amortization of goodwill, as shown in the table below:

(R$ million)(1)	1Q09	1Q08	Chg. %
Net Income	94.9	33.2	185.5%
Restructuring Costs(2)		17.2
Amortization of Goodwill(2)	-	24.1	-

Adjusted Net Income	94.9	74.5	27.3%
(1) Totals may not tally as the figures are rounded off
(2) Net of Income Tax

Considering the impact of the abovementioned factors, 1Q08 adjusted net income, in comparable basis, totaled R$ 74.5 million.

Investments
Group invested R$ 100.3 million in 1Q09

Therefore, 1Q09 net income would have increased by 27.3% year-on-year compared to the adjusted figure.

At the beginning of 2009, the Company decided to adopt a conservative investment policy in order to develop a better understanding of the impacts of the global financial crisis on Brazil’s economy and the Group’s results. Consequently, the Company invested R$ 100.3 million in 1Q09, versus R$ 123.8 million in 1Q08.

The main highlights of the quarter were:

• R$ 29.2 million in the opening and construction of new stores;

• R$ 25.5 million in store renovation;

• R$ 45.6 million in infrastructure (technology and logistics) and others.

The funds were allocated to: (i) the opening of five new Extra Fácil stores; (ii) the conversion of two Sendas stores and one Extra Hipermercado, in Rio de Janeiro, in addition to one CompreBem store in São Paulo into Assai format, to be inaugurated in 2Q09. Conversion of one CompreBem into an ExtraPerto store, also to be inaugurated in 2Q09; and (iii) store remodeling.

In 2009, drugstores and gas stations began to be categorized as Business Units instead of complementary units due to their expansion opportunities.

This year, the Company will prioritize investments in:

i) the opening of stores in the Assai and Extra Fácil formats;

ii) IT and logistics;

iii) the acquisition of strategic sites.

In addition, the Group remains alert to any market opportunities that may arise, but will only carry out store openings if they are consistent with the strategic plan, generate returns or leverage the return on invested capital and have synergies with the existing business, in line with the company’s investment policy.

Gross Sales per Format (R$ thousand)

1st Quarter	2009	%	2008	%	Chg.(%)

Pão de Açúcar (a)	976,579	18.6%	950,398	19.0%	2.8%
Extra*	2,646,573	50.0%	2,532,298	50.8%	4.5%
CompreBem (b)	678,508	12.8%	768,738	15.4%	-11.7%
Extra Eletro	96,895	1.8%	85,345	1.7%	13.5%
Sendas**	451,943	8.5%	346,791	6.9%	30.3%
Assai	440,818	8.3%	307,278	6.2%	43.5%

Grupo Pão de Açúcar	5,291,316	100.0%	4,990,848	100.0%	6.0%

Net Sales per Format (R$ thousand)

1st Quarter	2009	%	2008	%	Chg.(%)

Pão de Açúcar (a)	863,537	18.6%	805,343	19.0%	7.2%
Extra*	2,299,452	49.5%	2,142,163	50.5%	7.3%
CompreBem (b)	608,547	13.1%	658,259	15.5%	-7.6%
Extra Eletro	76,711	1.7%	67,684	1.6%	13.3%
Sendas**	400,786	8.6%	306,714	7.2%	30.7%
Assai	392,411	8.5%	263,927	6.2%	48.7%

Grupo Pão de Açúcar	4,641,444	100.0%	4,244,090	100.0%	9.4%

* Include Extra Fácil and Extra Perto sales
** Sendas stores which are part of Sendas Distribuidora S/A
(a) As of the 3Q08, 6 CompreBem stores in Pernambuco were transfered from Pão de Açúcar to CompreBem management
(b) As of the 3Q08, 14 ABC CompreBem stores were transfered from CompreBem to Sendas management

Sales Breakdown (% of Net Sales)

	2009	2008

	1st Quarter	1st Quarter

Cash	50.0%	50.6%
Credit Card	40.0%	40.1%
Food Voucher	8.7%	7.6%
Credit	1.3%	1.7%
Post-dated Checks	1.1%	1.2%
Installment Sales	0.2%	0.5%

Stores per Format

	Pão de		Extra-			Extra	Extra		Grupo Pão	Sales	Number of
	Açúcar	Extra	Eletro	CompreBem	Sendas	Perto	Fácil	Assai	de Açúcar	Area (m2)	Employees

12/31/2008	145	102	47	165	73	5	32	28	597	1,360,706	70,656

Opened							5		5
Closed	(1)					(1)			(2)
Converted									-

03/31/2009	144	102	47	165	73	4	37	28	600	1,359,347	69,034

09.01 – INTEREST IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	NOVASOC COMERCIAL LTDA	03.139.761/0001 -17	PRIVATE SUBSIDIARY	10.00	-0,16
COMMERCIAL, INDUSTRY AND OTHER			1		1
02	SE SUPERMERCADOS LTDA	01.545.828/0001-98	PRIVATE SUBSIDIARY	100.00	28.38
COMMERCIAL, INDUSTRY AND OTHER			1,444,656		1,444,656
03	SENDAS DISTRIBUIDORA S.A.	06.057.223/0001-71	PRIVATE SUBSIDIARY	57.43	-0.37
COMMERCIAL, INDUSTRY AND OTHER			607,084		607,084
04	PA PUBLICIDADE LTDA	04.565.015/0001-58	PRIVATE SUBSIDIARY	99.99	0.03
COMMERCIAL, INDUSTRY AND OTHER			100		100
05	MIRAVALLES EMP E PARTICIPAÇÕES S.A	06.887.852/0001 -29	PRIVATE SUBSIDIARY	50.00	4.28
COMMERCIAL, INDUSTRY AND OTHER			128		128
06	BARCELONA COM. VAREJISTA ATACADISTA LTDA	07.170.943/0001-01	PRIVATE SUBSIDIARY	60.00	2.32
COMMERCIAL, INDUSTRY AND OTHER			9,006		9,006
07	CBD HOLLAND B.V.	. . / -	INVESTEE OF SUBSIDIARY/ASSOCIATED COMPANY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER			1		1

08	CBD PANAMA TRADING CORP	. . / -	PRIVATE SUBSIDIARY	100.00	0.01
COMMERCIAL, INDUSTRY AND OTHER			2		2
09	SAPER PARTICIPAÇÕES LTDA	43.183.052/0001 -53	PRIVATE SUBSIDIARY	24.00	0.01
COMMERCIAL, INDUSTRY AND OTHER			9		9
10	XANTOCARPA PARTICIPAÇÕES LTDA	10.246.989/0001-71	PRIVATE SUBSIDIARY	99.99	-0.08
COMMERCIAL, INDUSTRY AND OTHER			1		1
11	VEDRA EMPREENDIMENTOS E PARTICIP. S.A.	07.170.941/0001-12	PRIVATE SUBSIDIARY	90.00	0.00
COMMERCIAL, INDUSTRY AND OTHER			9		9

14.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1- ITEM	02
2 – ISSUE ORDER NUMBER	6
3 – REGISTRATION NUMBER WITH CVM	SER/DEB/2007/007
4 – DATE OF REGISTRATION WITH CVM	4/27/2007
5 - ISSUED SERIES	1
6 - TYPE	SIMPLE
7 - NATURE	PÚBLIC
8 – ISSUE DATE	3/1/2007
9 - DUE DATE	3/1/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	10,096.64
14- ISSUED AMOUNT (Thousands of Reais)	545,219
15- NUMBER OF DEBENTURES ISSUED (UNIT)	54,000
16 - OUTSTANDING DEBENTURES (UNIT)	54,000
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	9/1/2009

14.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1- ITEM	03
2 – ISSUE ORDER NUMBER	6
3 – REGISTRATION NUMBER WITH CVM	SER/DEB/2007/008
4 – DATE OF REGISTRATION WITH CVM	4/27/2007
5 - ISSUED SERIES	2
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 – ISSUE DATE	3/1/2007
9 - DUE DATE	3/1/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	10,096.64
14- ISSUED AMOUNT (Thousands of Reais)	241,966
15- NUMBER OF DEBENTURES ISSUED (UNIT)	23,965
16 - OUTSTANDING DEBENTURES (UNIT)	23,965
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	9/1/2009

20.01 – OTHER SIGNIFICANT INFORMATION DEEMED AS RELEVANT BY THE COMPANY

Companhia Brasileira de Distribuição
Legal/Corporate
QUARTERLY INFORMATION – ITR (03.31.2009)

Ownership structure:

SHAREHOLDING OF CONTROLLING PARTIES OF MORE THAN 5% OF COMPANY'S SHARES OF EACH TYPE AND CLASS, UP TO THE INDIVIDUAL LEVEL
1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CNPJ 47.508.411/0001-56)					Shareholding on 3/31/2009 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	65,400,000	65.61	-	-	65,400,000	27.80
SUDACO PARTICIPAÇÕES LTDA.	28,619,178	28.71	-	-	28,619,178	12.17
ONYX 2006 PARTICIPAÇÕES LTDA.	-	-	20,527,380	15.14	20,527,380	8.73
CASINO GUICHARD PERRACHON *	5,600,052	5.62			5,600,052	2.38
TARPON INVESTIMENTOS S.A. **	-	-	13,083,121	9.65	13,083,121	5.56
TREASURY SHARES	-	-	369,600	0.27	369,600	0.16
OTHER	60,621	0.06	101,589,391	74.94	101,650,012	43.21
TOTAL	99,679,851	100.00	135,569,492	100.00	235,249,343	100.00
(*) Foreign Company
(**) Quotaholder shareholder Investment Fund /shareholding on 10/17/2008

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDERS), UP TO THE INDIVIDUAL LEVEL
2 - WILKES PARTICIPAÇÕES S.A (CNPJ 04.745.350/0001-38)					Shareholding on 3/31/2009 (In units)
Shareholder / Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
PENINSULA PARTICIPAÇÕES LTDA.	20,375,000	50.00	-	-	20,375,000	23.36
SUDACO PARTICIPAÇÕES LTDA.	20,375,000	50.00	46,460,221	100.00	66,835,221	76.64
TOTAL	40,750,000	100.00	46,460,221	100.00	87,210,221	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
3 - SUDACO PARTICIPAÇÕES S.A (CNPJ 07.821.686/0001-02)			Shareholding on 3/31/2009 (In units)
Shareholder / Quotaholder	Quotas		Total
	Number	%	Number	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,572	99.99	3,585,804,572	99.99
FRANCIS MAUGER	1	0.01	1	0.01
TOTAL	3,585,804,573	100.00	3,585,804,573	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
4 - ONYX 2006 PARTICIPAÇÕES LTDA. (CNPJ 07.422.969/0001-00)			Shareholding on 3/31/2009 (In units)
Shareholder / Quotaholder	Quotas		Total
	Number	%	Number	%
RIO PLATE EMPREEND. E PARTIC. LTDA	515,580,242	99.99	515,580,242	99.99
ABILIO DOS SANTOS DINIZ	10,312	0.01	10,312	0.01
TOTAL	515,590,554	100.00	515,590,554	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
5 - CASINO GUICHARD PERRACHON			Shareholding on 3/31/2009 (In units)
Shareholder / Quotaholder	Interest in Total Capital Stock		Distribution of Voting Rights
	Number	%	Number	%
GROUPE RALLYE *	54,571,978	48.79	92,338,411	62.47
GALERIES LAFAYETTE *	2,049,747	1.83	2,985,505	2.02
GROUPE CNP *	2,170,207	1.94	3,831,554	2.59
TREASURY SHARES	1,162,075	1.04	-	-
OTHER	51,889,456	46.39	48,655,616	32.92
TOTAL	111,843,463	100.00	147,811,086	100.00
(*) Foreign Company

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER)
6 - PEN¥NSULA PARTICIPAÇÕES LTDA (CNPJ 58.292.210/0001-80)					Shareholding on 3/31/2009 (In units)
Shareholder / Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
ABILIO DOS SANTOS DINIZ	94,153,748	37.47	1	20.00	94,153,749	37.47
JOÃO PAULO F.DOS SANTOS DINIZ	39,260,447	15.63	1	20.00	39,260,448	15.63
ANA MARIA F.DOS SANTOS DINIZ D'ÁVILA	39,260,447	15.63	1	20.00	39,260,448	15.63
PEDRO PAULO F.DOS SANTOS DINIZ	39,260,447	15.63	1	20.00	39,260,448	15.63
ADRIANA F.DOS SANTOS DINIZ	39,260,447	15.63	1	20.00	39,260,448	15.63
TOTAL	251,195,536	100.00	5	100.00	251,195,541	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER)
7 - PUMPIDO PARTICIPAÇÕES LTDA (CNPJ 04.462.946/0001-20)			Shareholding on 3/31/2009 (In units)
Shareholder / Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR**	3,633,544,693	100.00	3,633,544,693	99.99
FRANCIS MAUGER	1	0.00	1	0.01
TOTAL	3,633,544,694	100.00	3,633,544,694	100.00

(**) Foreign Company

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER)
8 - RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA (CNPJ 43.653.591/0001-09)			Shareholding on 3/31/2009 (In units)
Shareholder / Quotaholder	Quotas		Total
	Number	%	Number	%
PEN¥NSULA PARTICIPAÇÕES LTDA	566,610,599	100.00	566,610,599	100.00
ABILIO DOS SANTOS DINIZ	1	0.00	1	-
TOTAL	566,610,600	100.00	566,610,600	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER)
SEGISOR			Shareholding on 3/31/2009 (In units)
Shareholder / Quotaholder	Quotas		Total
	Number	%	Number	%
CASINO GUICHARD PERRACHON (*)	-	99.99	-	99.99
OTHER	-	0.01	-	0.01
TOTAL	-	100.00	-	100.00

(*) Foreign Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding on 3/31/2009
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling Parties	99,619,331	99.94	35,094,012	25.89	134,713,343	57.26
Management
Board of Directors	-	-	4,371	0.01	4,371	0.01
Board of Executive Officers	-	-	123,919	0.09	123,919	0.05
Fiscal Council	-	-	-	-	-	-
Treasury Shares	-	-	369,600	0.27	369,600	0.16
Other Shareholders	60,520	0.06	99,977,590	73.75	100,038,110	42.52
Total	99,679,851	100.00	135,569,492	100.00	235,249,343	100.00
Outstanding Shares	60,520	0.06	99,977,590	73.75	100,038,110	42.52

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding on 3/31/2009
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling Parties	99,619,276	99.94	35,912,197	27.89	135,531,473	59.33
Management
Board of Directors	3	0.00	4,378	0.00	4,381	0.00
Board of Executive Officers	-	-	132,860	0.11	132,860	0.06
Fiscal Council	-	-	-	-	-	-
Treasury Shares	-	-	-	-	-	-
Other Shareholders	60,572	0.06	92,700,068	72.00	92,760,640	40.61
Total	99,679,851	100.00	128,749,503	100.00	228,429,354	100.00
Outstanding Shares	60,572	0.06	92,700,068	72.00	92,760,640	40.61

21.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

A free translation from Portuguese into English of Review Report of Independent
Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific norms issued by
IBRACON (Institute of Independent Auditors of Brazil), CFC (Federal Board of
Accountancy) and CVM (Brazilian Securities Exchange Commission)

REVIEW REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Companhia Brasileira de Distribuição

1. We have performed a review of the accompanying accounting information contained in Quarterly Financial Information (“ITR”) of Companhia Brasileira de Distribuição and Companhia Brasileira de Distribuição and subsidiaries for the quarter ended March 31, 2009, including the balance sheets, statements of income, shareholders’ equity, cash flows and added value, notes to the quarterly financial information, prepared under responsibility of management of the Company.

2. Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (“IBRACON”) and the Federal Board of Accountancy (“CFC”), and included principally: (a) inquiries of and discussions with the management responsible for the Company’s and Company’s subsidiaries accounting, financial and operating areas regarding the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or might have significant effects on the Company’s and Company’s subsidiaries operations and financial position.

3. Based on our review, we are not aware of any material modification that should be made to the accounting information contained in Quarterly Financial Information referred in paragraph 1 for it to comply with Brazilian accounting practice and Brazilian Securities Exchange Commission (“CVM”) instructions, applicable to the preparation of Quarterly Financial Information.

4. As mentioned in note 2, due to changes in the accounting practices adopted in Brazil during 2008, the statement of income, cash flow and added value, for the quarter ended March 31st, 2008, presented for comparison purpose, were adjusted and restated in accordance with NPC 12 – Accounting Practices, Changes in Estimation and Correction of Errors, approved by CVM deliberation 506/06.

São Paulo, May 11, 2009.

     ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

Sergio Citeroni
Contador CRC -1SP170652/O-1

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: NOVASOC COMERCIAL LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: SE SUPERMERCADOS LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: SENDAS DISTRIBUIDORA S.A.

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: PA PUBLICIDADE LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: MIRAVALLES EMP E PARTICIPAÇÕES S.A

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: BARCELONA COM. VAREJISTA ATACADISTA LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: CBD HOLLAND B.V.

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: CBD PANAMA TRADING CORP

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: SAPER PARTICIPAÇÕES LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: XANTOCARPA PARTICIPAÇÕES LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: VEDRA EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTORS RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTORS RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	04- STATEMENT OF CASH FLOWS	9
05	01	05- STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 1/1/2009 TO 3/31/2009	11
05	02	05- STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 1/1/2009 TO 3/31/2009	12
08	01	CONSOLIDATED BALANCE SHEET - ASSETS	13
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	14
09	01	CONSOLIDATED STATEMENT OF INCOME	16
10	01	10.01- CONSOLIDATED STATEMENT OF CASH FLOWS	18
11	01	11- CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 1/1/2009 TO 3/31/2009	20
11	02	11- CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 1/1/2009 TO 3/31/2009	21
06	01	NOTES TO THE QUARTERLY INFORMATION	22
12	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER	88
13	01	INVESTMENT IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	98
14	01	CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE	100
20	01	OTHER SIGNIFICANT INFORMATION DEEMED AS RELEVANT BY THE COMPANY	102
21	01	INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED OPINION	104
		NOVASOC COMERCIAL LTDA	105
22	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY
		SE SUPERMERCADOS LTDA	106
22	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY
		SENDAS DISTRIBUIDORA S.A.	107
22	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY
		PA PUBLICIDADE LTDA	108
22	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY
		MIRAVALLES EMP E PARTICIPAÇÕES S.A	109
22	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

		BARCELONA COM. VAREJISTA ATACADISTA LTDA	110
22	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY
		CBD HOLLAND B.V.	111
22	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY
		CBD PANAMA TRADING CORP	112
22	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY
		SAPER PARTICIPAÇÕES LTDA	113
22	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY
		XANTOCARPA PARTICIPAÇÕES LTDA	114
22	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY
		VEDRA EMPREENDIMENTOS E PARTICIPAÇÕES S.A.	115

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 12, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.